Execution Version

SILVER WHEATON CORP.
as Borrower

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THE BANK OF NOVA SCOTIA
as Co-Lead Arranger, Joint Bookrunner and Administrative Agent

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BANK OF MONTREAL
as Co-Lead Arranger, Joint Bookrunner and Syndication Agent

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CANADIAN IMPERIAL BANK OF COMMERCE AND ROYAL BANK OF CANADA
as Co-Documentation Agents

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EXPORT DEVELOPMENT CANADA and
THE TORONTO-DOMINION BANK
as Senior Managers

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THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, CANADIAN IMPERIAL
BANK OF COMMERCE, ROYAL BANK OF CANADA, EXPORT DEVELOPMENT
CANADA, THE TORONTO-DOMINION BANK, BANK OF TOKYO-MITSUBISHI UFJ
(CANADA), MIZUHO CORPORATE BANK, LTD., CREDIT SUISSE AG, TORONTO
BRANCH, HSBC BANK CANADA, AND MIHI LLC
as Lenders

BRIDGE FACILITY CREDIT AGREEMENT

Dated as of February 28, 2013

Fasken Martineau DuMoulin LLP
Toronto, Ontario

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                         CREDIT AGREEMENT dated as of February 28, 2013 among Silver Wheaton Corp., a corporation continued under the laws of the Province of Ontario (the “Borrower”), the lending institutions from time to time parties hereto as Lenders (each, a “Lender” and, collectively, the “Lenders”) and The Bank of Nova Scotia as Administrative Agent.

                         WHEREAS the Borrower has requested the Lenders to provide to it a certain credit facility for the purposes set forth in Section 11.1(c);

                         AND WHEREAS the Lenders are each willing to provide such credit facility to the Borrower for the aforementioned purposes upon the terms and conditions contained herein;

                         NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                     Defined Terms

                         The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes U.S. dollars.

“Acquisition” means:

(a)	if the acquisition is a share purchase, the Borrower shall Control the entity being acquired immediately following the completion of such acquisition;

(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired; or

(c)	the execution and delivery by any Obligor of a Metal Purchase Contract.

“Additional Guarantor” means any direct or indirect Subsidiary of the Borrower which has become a Guarantor pursuant to Section 11.1(r) .

“Administrative Agent” means The Bank of Nova Scotia, in its capacity as administrative agent of the Lenders, and any successor thereto pursuant to Section 14.12.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a Canadian chartered bank.

“Agency Fee Letter” means the fee letter dated February 5, 2013 entered into between The Bank of Nova Scotia and the Borrower with respect to, inter alia, the payment of an agency fee.

“Agreed Environmental Requirements” means any policy, statement or guidelines of whatsoever nature relating to environmental, health and safety or similar issues and issued from time to time by the World Bank Group or the International Finance Corporation.

“Alternate Base Rate Canada” means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the Base Rate Canada at such time and (b) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) ½ of 1% per annum.

“Applicable Rate” means, for a particular period, the rate per annum used to determine the interest rate on various types of Loans, by reference to the range in which the Leverage Ratio for the second immediately preceding Fiscal Quarter falls as set forth in Schedule H hereto and, subject to the last sentence of this definition, by reference to the length of time that the Lenders shall have uncancelled Individual Commitments hereunder, provided that (i) changes in the Applicable Rate shall be effective as set forth in Section 7.6, (ii) changes in the Applicable Rate shall apply, as at the effective dates of such changes, to LIBOR Loans outstanding on such dates, but only for those portions of applicable Interest Periods falling within those times during which the changes in the Applicable Rate are effective, as provided above. Subject to the following sentence, the Applicable Rate up to and including the Fiscal Quarter ending June 30, 2013 shall be set at Level 3. In addition to the above-mentioned adjustments to the Applicable Rates by reference to the Leverage Ratio, all rates (save and except for the standby fee) set forth in Schedule H shall, regardless of the Leverage Ratio, increase by increments of 25 basis points on each of May 29, 2013, August 27, 2013 and November 25, 2013 (ie: each 90 day anniversary of the execution and delivery of this agreement ) (each, a “Duration Increment Increase”).

“Available Credit” means, at any particular time, the aggregate of the amount, if any, by which the amount of the Credit Facility at such time exceeds the aggregate amount of credit outstanding thereunder at such time.

“Banking Day” means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Vancouver, British Columbia, Toronto, Ontario, London, England and New York, New York and (y) when used in respect of LIBOR Loans, means any such day which is also a day on which banks generally are open for business in London, England and on which transactions can be carried on in the London interbank market.

“Base Rate Canada” means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 or 366 days, as the case may be.

“Base Rate Canada Loan” means monies lent by the Lenders to the Borrower hereunder in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

“Branch of Account” means the Vancouver main branch of the Administrative Agent located at Scotia Tower, Vancouver, British Columbia, or such other branch of the Administrative Agent located in Canada as the Borrower and the Administrative Agent may agree upon.

“Capital Reorganization” means any change in the issued and outstanding Shares of an Obligor.

“Cash” means, at any particular time, the aggregate of cash and Cash Equivalents of the Borrower determined on a consolidated basis at such time. The determination of Cash for all purposes hereunder shall be determined exclusive of any Cash of the Non-Guaranteeing Subsidiaries.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in the United States or Canada having capital and surplus in excess of $500,000,000 in the case of any commercial bank incorporated in the United States or CDN$500,000,000 in the case of any commercial bank incorporated in Canada, (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper or other debt securities rated R-1 low by Dominion Bond Rating Service or the equivalent thereof by Moody’s or S&P and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state of the United States or province of Canada or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s, S&P or Dominion Bond Rating Service with maturities of 24 months or less from the date of acquisition.

“Cash Flow from Operations” means, for any particular period, the amount which would, in accordance with GAAP, be classified on the consolidated cash flow statement of the Borrower for such period as the cash flow from operations. The determination of Cash Flow from Operations for all purposes hereunder shall be determined exclusive of any Cash Flow from Operations attributable to the Non-Guaranteeing Subsidiaries.

“Commitment Letter” means the commitment letter dated February 5, 2013 entered into among Silver Wheaton Corp., as borrower, and The Bank of Nova Scotia and Bank of Montreal, as co-lead arrangers together with the term sheet attached thereto.

“Confidential Information” shall have the meaning ascribed thereto in Section 15.13.

“Contaminant” means any contaminant, as defined by the EPA.

“Control” means, with respect to control of a body corporate by a Person, the holding (other than by way of security only) by or for the benefit of that Person, or Affiliates of that Person, of securities of such body corporate or the right to vote or direct the voting of securities of such body corporate to which, in the aggregate, are attached more than 50% of the votes that may be cast to elect directors of the body corporate, provided that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate, and “Controlled” shall have a similar meaning.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.2.

“Corporate Reorganization” means any change in the legal existence of any Obligor (other than a Capital Reorganization) or any transfer, sale or other disposition by an Obligor of all or substantially all of its property (other than as permitted pursuant to Section 11.2(c)) including by way of amalgamation, merger, winding-up, continuance, plan of arrangement or change of governing jurisdiction.

“Credit Documents” means this agreement, the Guarantees, the Fee Letters and all instruments and agreements executed and delivered by the Obligors in favour of the Credit Parties from time to time in connection with this agreement or any other Credit Document but shall not include Hedging Agreements.

“Credit Facility” has the meaning ascribed thereto in Section 2.1.

“Credit Parties” means the Administrative Agent and Lenders.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of any extension of credit required to be funded by it as and when required hereunder, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding, (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business, or (f) a Lender who fails to confirm in writing that it will comply with its obligations hereunder after written request from the Administrative Agent or the Borrower or a Lender who provides notice in writing, or makes a public statement to the effect that (i) it does not intend to comply with its funding obligations hereunder or (ii) it does not intend to generally comply with any of its funding obligations under other agreements (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent to extending credit hereunder (specifically identified in such writing including, if applicable, by reference to a specific Default) cannot be satisfied). For certainty, a Lender shall not become a Defaulting Lender hereunder solely by virtue of the ownership or acquisition of any equity interest by an Official Body in that Lender or any direct or indirect parent company of that Lender.

“Derivative Exposure” in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Hedging Agreements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof. If the Derivative Exposure becomes payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as “Out-of-the-Money Derivative Exposure”.

“Designated Account” means, with respect to transactions in U.S. dollars for the Borrower, the account of the Borrower maintained by the Administrative Agent at the Branch of Account for the purposes of transactions in such currency under this agreement.

“Distribution” means:

(a)

the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares in the capital of an Obligor, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in shares of the Borrower; and

(b)

the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares in the capital of the Borrower or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Shares in the capital of the Borrower, including, without limitation, options, warrants, conversion or exchange privileges and similar rights.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“EBITDA” means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter plus, to the extent deducted in determining Net Income, the aggregate of:

(a)	Interest Expenses for such Fiscal Quarter;

(b)	consolidated income tax expenses of the Borrower for such Fiscal Quarter as determined in accordance with GAAP;

(c)	stock based compensation expenses determined as determined in accordance with GAAP;

(d)	any write down in assets made in accordance with GAAP; and

(e)	consolidated depreciation and amortization expenses and other non-cash expenses of the Borrower for such Fiscal Quarter.

The calculation of EBITDA shall be adjusted for the difference between accrued and cash reclamation costs. For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital. The determination of EBITDA for all purposes hereunder shall be determined exclusive of any EBITDA attributable to any Non-Guaranteeing Subsidiary.

“Environmental Laws” means the Agreed Environmental Requirements and all applicable federal, state, provincial or local statutes, laws, ordinances, codes, rules, regulations, decrees and orders regulating, relating to or imposing liability or standards of conduct concerning public health or protection of the environment (including, without limitation, the EPA, as amended).

“EPA” means the Environmental Protection Act (Ontario), as amended from time to time, and any successor statute.

“Equity” means, at any particular time, the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of the Borrower at such time as shareholders’ equity of the Borrower.

“Event of Default” means any one of the events set forth in Section 13.1.

“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Toronto of the Administrative Agent offers to provide such other currency in exchange for such original currency at 12:00 noon (Toronto time) on such date.

“Existing Credit Agreement” means the credit agreement dated July 20, 2007 entered into among the Borrower, as borrower and The Bank of Nova Scotia, as administrative agent and the lenders party thereto.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.

“Fee Letters” means the Agency Fee Letter and the Lead Arranger Fee Letter and “Fee Letter” means any one of the Fee Letters.

“Finance Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“GAAP” means International Financial Reporting Standards in effect and generally accepted and adopted in Canada from time to time consistently applied.

“Guarantees” means the one or more guarantees to be entered into by the Guarantors (including, for certainty, the guarantees listed in Schedule I hereto) in favour of the Administrative Agent for the benefit of the Credit Parties, each in form and substance satisfactory to the Administrative Agent and pursuant to which each Guarantor guarantees all of the Obligations of the Borrower provided in the case of SW Luxembourg, such guarantee being limited by financial assistance restrictions generally applicable to Luxembourg domiciled companies..

“Guarantors” means SW Caymans, SW Luxembourg and each Additional Guarantor.

“Hazardous Materials” means:

(a)	any petroleum product, asbestos, polychlorinated biphenyl (PCB), natural gas, natural gas liquids, liquified natural gas or synthetic gas usable for fuel; or

(b)

any pollutant or contaminant or hazardous or toxic chemical, material or substance within the meaning of any applicable federal, state, provincial or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous or toxic waste, substance or material or concerning the environment or public health, all as in effect on the applicable date.

“Hedging Agreement” means any present or future swap, hedging, foreign exchange or cash management agreement or other derivative transaction entered into by any Obligor which constitutes any silver, gold, oil, gas or other commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Obligor but excludes the Metal Purchase Contracts.

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices and Metal Contract Payments, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument other than Metal Contract Payments, (iii) obligations of such Person under any Finance Lease as would be required in accordance with GAAP (iv) reimbursement obligations of such Person under bankers’ acceptances and contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) to the extent accelerated, the Out-of-the-Money Derivative Exposure of such Person, and (vi) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v).

“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.3, 8.3, 14.14 and 15.5 as the individual commitment of such Lender with respect to the Credit Facility, provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender shall thereafter be equal to the Individual Commitment of such Lender immediately prior to the termination of the Credit Facility.

“Interest Expenses” means, for any particular period, the amount which would, in accordance with GAAP, be classified on the consolidated income statement of the Borrower for such period as gross interest expenses (including, for certainty, standby fees and fees payable in accordance with the Fee Letters). The determination of Interest Expenses for all purposes hereunder shall be determined exclusive of any Interest Expenses attributed to the Non-Guaranteeing Subsidiaries.

“Interest Period” means, in the case of any LIBOR Loan, the applicable period for which interest on such LIBOR Loan shall be calculated pursuant to Article 7.

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures. The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity, or distributions or dividends paid, thereon and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair value of such property at the time of such Investment, as determined in good faith by the Borrower.

“Lead Arranger Fee Letter” means the lead arranger fee letter dated February 5, 2013 between the Borrower, Bank of Montreal and The Bank of Nova Scotia with respect to, inter alia, the payment of certain fees.

“Lenders” means the financial institutions and other Persons who are, or become, a party to this agreement in their capacity as lenders to the Borrower.

“Leverage Ratio” means for any Fiscal Quarter, the ratio of (i) Net Indebtedness at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.

“LIBOR” means the rate of interest per annum, calculated on the basis of a year of 360 days, determined by the Administrative Agent for a particular Interest Period to be the rate of interest per annum that appears as such on the Reuters LIBOR01 Page for a period equal to the number of days in the applicable Interest Period for deposits in U.S. dollars of amounts comparable to the principal amount of such LIBOR Loan to be outstanding during such Interest Period, at or about 11:00 a.m. (London, England time) on the second full Banking Day preceding the commencement of such Interest Period. If the LIBOR01 Page, including any successor or similar service is not available, LIBOR shall mean the rate at which the Administrative Agent, in accordance with its normal practice, would be prepared to offer to leading banks in the LIBOR market for delivery by the Administrative Agent on the first day of the applicable Interest Period for a period equal to the number of days in such Interest Period, deposits in U.S. dollars of amounts comparable to the principal amount of such LIBOR Loan to be outstanding during such Interest Period.

“LIBOR Loan” means monies lent by the Lenders to the Borrower in United States dollars and upon which interest accrues at a rate referable to LIBOR.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.

“Loans” means Base Rate Canada Loans and LIBOR Loans.

“Majority Lenders” means, at any particular time prior to the repayment in full of all indebtedness of the Borrower to the Lenders hereunder and the termination of all commitments of the Lenders hereunder, such group of Lenders whose Individual Commitments aggregate at least two-thirds of the Total Commitment Amount at such time and, at any particular time thereafter, such group of Lenders which have aggregate Exposure in an amount of at least two-thirds of the aggregate Exposure of all of the Lenders at such time. Notwithstanding the foregoing, the unfunded Individual Commitment of, and the outstanding extensions of credit held or deemed to be held by, any Defaulting Lender shall be excluded for purposes of making a determination of Majority Lenders.

“Material Adverse Change” means any change of circumstances or event reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means the effect of any event or circumstance which would or could reasonably be expected to have a material adverse effect on (i) the ability of any Obligor to perform its obligations under any Credit Document or on the ability of any Credit Party to enforce any of such obligations or (ii) the business, operations, performance, properties or financial condition of the Obligors, taken as a whole.

“Material Permitted Acquisition” means any Permitted Acquisition the upfront fee or deposit for which paid by the relevant Obligor exceeds $400,000,000 and the jurisdiction of the subject assets acquired, the jurisdiction of existence of the Person whose Shares are acquired and/or the jurisdiction of the primary mine where gold or silver is produced pursuant to a Metal Purchase Contract, as the case may be, is in a Permitted Jurisdiction.

“Maturity Date” means February 28, 2014.

“Metal Contract Payments” means all payments required to be made by the Obligors under the Metal Purchase Contracts.

“Metal Purchase Contracts” means any metal stream purchase contracts and/or royalty arrangements with respect to the mining industry now or hereafter entered into by any Obligor.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Net Cash Proceeds” means, with respect to any Prepayment Trigger Event, an amount equal to the gross cash proceeds received by or on behalf of the Borrower in respect of such Prepayment Trigger Event less the sum of all reasonable and customary fees, commissions, expenses, issuance costs, discounts and other costs paid by or on behalf of the Borrower in connection with such Prepayment Trigger Event.

“Net Income” means, for any particular period, the amount that would, in accordance with GAAP, be classified on the consolidated income statement of the Borrower for such period as the net income of the Borrower excluding any extraordinary items. The determination of Net Income for all purposes hereunder shall be determined exclusive of any Net Income attributable to the Non-Guaranteeing Subsidiaries.

“Net Indebtedness” means, at any particular time, Total Indebtedness at such time less the Cash at such time.

“Non-Guaranteeing Subsidiaries” means any future Subsidiaries of the Borrower which are designated as Non-Guaranteeing Subsidiaries in writing by the Borrower provided, however, that any Non-Guaranteeing Subsidiary shall automatically cease to be a Non-Guaranteeing Subsidiary upon its execution and delivery of a Metal Purchase Contract.

“Obligations” shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to any of the Credit Parties, or remaining unpaid to any of the Credit Parties, under or in connection with any of the Credit Documents and Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Credit Parties, or remaining unpaid to any of the Credit Parties, under or in connection with any of the Credit Documents to which such Obligor is a party. For certainty, “Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Obligors” means the Borrower and the Guarantors.

“Official Body” means any municipal, provincial or national government or government of any political subdivision thereof, or any agency, authority, board, utility, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Credit Document or from the execution, delivery or enforcement of, or otherwise with respect to, this agreement or any other Credit Document.

“Out-of-the-Money Derivative Exposure” has the meaning given to it in the definition of “Derivative Exposure”.

“Permitted Acquisition” means an Acquisition by an Obligor with respect to which the assets acquired relate to:

(a)	the mining industry; or

(b)

the oil and gas industry (including any oil and/or gas stream purchase contract and/or any royalty arrangement with respect to oil and gas entered into by an Obligor) provided the aggregate cash consideration for all such Acquisitions in any Fiscal Year does not exceed an amount equal to 5% of the Borrower’s total consolidated assets as reported in its most recent audited financial statements;

provided that no Default or Event of Default exists at the time of any such Acquisition and no Default or Event of Default would exist immediately after the implementation of any such Acquisition;

“Permitted Capital Reorganization” means any Capital Reorganization (i) that does not result in any change in the combined direct and indirect percentage ownership interest of the Borrower in any Obligor and (ii) where no Default or Event of Default has occurred and is outstanding at the time of the consummation of the Capital Reorganization or would arise immediately thereafter.

“Permitted Corporate Reorganization” means any Corporate Reorganization (i) where the Person resulting therefrom becomes bound, by contract or operation of law, by the terms of the Credit Documents to which each Obligor participating in the Corporate Reorganization is a party and delivers to the Administrative Agent a certificate confirming the foregoing; (ii) the Borrower provides prior written notice to the Administrative Agent of the Corporate Reorganization; and (iii) no Default or Event of Default has occurred and is outstanding at the time of such Corporate Reorganization or would arise immediately thereafter.

“Permitted Investment” means an Investment by an Obligor with respect to which the assets acquired relate to:

(a)	the mining industry; or

(b)

the oil and gas industry provided the aggregate cash consideration for all such Investments in any Fiscal Year does not exceed an amount equal to 5% of the Borrower’s total consolidated assets as reported in its most recent audited financial statements;

provided that no Default or Event of Default exists at the time of any such Investment and no Default or Event of Default would exist immediately after the implementation of any such Investment;

“Permitted Jurisdictions” means North and South America (excluding Plurinational State of Bolivia, Bolivarian Republic of Venezuela and Republic of Ecuador), Republic of Panama, Republic of Costa Rica, Europe, Commonwealth of Australia, the Dominican Republic, Jamaica, the People’s Republic of China, Republic of India, Republic of Indonesia, Japan, Republic of Kazakhstan, Mongolia, Republic of the Philippines, Republic of Turkey, the Republic of Botswana, Tanzania, Ghana, Namibia, Burkina Faso and the Republic of South Africa.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Obligors:

(a)

Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of such property or assets will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;

(b)

the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of such property or assets will not result from the failure to satisfy such judgment or claim during the period of such contest;

(c)

Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of such property or assets will not result from the failure to pay such obligations during the period of such contest;

(d)

restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Obligor, of the property subject to such restrictions, easements, rights-of- way, servitudes or other similar rights in land granted to or reserved by other persons;

(e)

the right reserved to or vested in any Official Body by the terms of any lease, licence, franchise, grant or permit acquired by any Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(f)

the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

(g)	security given to a public utility or any Official Body when required by such public utility or Official Body in connection with the operations of any Obligor, all in the ordinary course of business;

(h)	the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or in comparable grants, if any, in jurisdictions other than Canada;

(i)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(j)

applicable municipal and other Official Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(k)

Liens on minerals or the proceeds of sale of such minerals arising or granted pursuant to a processing arrangement entered into in the ordinary course and upon usual market terms, securing the payment of an Obligor’s portion of the fees, costs and expenses attributable to the processing of such minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due;

(l)	Liens to secure Indebtedness under Finance Leases and Purchase Money Indebtedness provided the aggregate amount of such Indebtedness does not, at any particular time, exceed $25,000,000;

(m)	Liens granted by an Obligor to another Obligor in respect of any Metal Purchase Contract;

(n)	landlords’ Liens arising in the ordinary course of business;

(o)	Liens on assets acquired by any Obligor which existed prior to, and not in connection with or in contemplation of, any Permitted Acquisition;

(p)	Liens on Shares of Non-Guaranteeing Subsidiaries;

(q)

Liens securing payment obligations of the Obligors relating to Indebtedness in an aggregate outstanding principal amount equal to, at any given time, an amount not exceeding 5% of the value of the Borrower’s total consolidated assets minus goodwill at such time as reported in the Borrower’s most recent audited financial statements, such amount, for certainty, being exclusive of all other Indebtedness referenced in this definition of “Permitted Liens”;

(r)

Liens on 500,000 Euros deposited by SW Caymans (and accrued interest thereon) as security for Indebtedness of SW Caymans in respect of the guarantee made or arranged by Société Générale in the amount of up to 500,000 Euros in favour of SW Caymans pursuant to a letter agreement dated January 19, 2005; and

(s)

the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property.

“Permitted Reorganization” means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Pollutant” means any pollutant, as defined by EPA.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.4.

“Prepayment Trigger Event” means the issuance by the Borrower of any equity securities, debt securities, private placements, convertible debt, commodity linked notes or any combination thereof.

“Pro Rata Share” means, at any particular time with respect to a particular Lender, the ratio of the Individual Commitment of such Lender at such time to the aggregate of the Individual Commitments of all Lenders at such time.

[Redacted]

[Redacted]

“Purchase Money Indebtedness” means Indebtedness assumed by any Obligor as part of, or issued or incurred by any Obligor to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Obligor.

“Release” means a “discharge”, as such term is defined in the EPA.

“Replacement Lender” means a Lender or a proposed new Lender that has agreed to accept an Individual Commitment with respect to the Credit Facility and is so designated in a Replacement Lender Notice delivered to the Administrative Agent pursuant to and in accordance with Section 8.3(b) .

“Replacement Lender Agreement” means an agreement in the form of Schedule J (or in such other form to substantially similar effect as the Administrative Agent may accept) duly completed, executed and delivered by the Borrower, a Replacement Lender and the Administrative Agent pursuant to Section 8.3(d) .

“Replacement Lender Notice” shall have the meaning ascribed thereto in Section 8.3(b) .

“Representatives” means any employees, directors, financial advisors, attorneys or Affiliates of any Credit Party.

“Rolling EBITDA” means for each Fiscal Quarter, the aggregate of (without duplication):

(a)	the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b)	any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter.

Notwithstanding the foregoing, any EBITDA attributable to any Metal Purchase Contract which has been terminated shall be excluded in its entirety from the calculation of Rolling EBITDA.

“Rolling Permitted Acquisition EBITDA” means, for any Fiscal Quarter as concerns any Permitted Acquisition or any other asset acquisition if such asset acquisition is accounted for in accordance with GAAP on a proportionate or consolidated accounting basis with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition or other asset acquisition,

(a)

for the Fiscal Quarter during which such date occurs (the “Initial Fiscal Quarter”), EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter multiplied by a fraction the numerator of which is the number of days in the Initial Fiscal Quarter and the denominator of which is the number of days remaining in the Initial Fiscal Quarter following the completion of such Permitted Acquisition or other asset acquisition (such product, the “Initial Fiscal Quarter EBITDA”) multiplied by four;

(b)

for the first Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the Initial Fiscal Quarter EBITDA multiplied by two;

(c)

for the second Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the immediately preceding Fiscal Quarter and the Initial Fiscal Quarter EBITDA multiplied by 4/3; and

(d)

for the third Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the two immediately preceding Fiscal Quarters and the Initial Fiscal Quarter EBITDA.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.2.

“RT Credit Agreement” means the $1,000,000,000 five year revolving term credit agreement dated February 28, 2013 entered into among the Borrower, as borrower, The Bank of Nova Scotia, as administrative agent and the lenders from time to time party thereto.

“S&P” means Standard & Poor’s Ratings Service or any successor by merger or consolidation to its business.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a Canadian chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

“SW Caymans” means Silver Wheaton (Caymans) Ltd., a company formed under the laws of the Cayman Islands and its successors and assigns.

“SW Luxembourg” means Silver Wheaton Luxembourg SARL, a company formed under the laws of the Grand Duchy of Luxembourg and its successors and assigns.

“Tangible Net Worth” means, at any particular time, the amount of Equity (excluding, however, accumulated other comprehensive income, as determined in accordance with GAAP) at such time less the aggregate of the amounts, at such time, which would, in accordance with GAAP, be classified upon the consolidated balance sheet of the Borrower as goodwill and intangible assets (provided, however, that amounts attributable to the Metal Purchase Contracts shall not be so excluded).

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and regulations promulgated thereunder.

“Taxes” means all taxes, charges, fees, levies, imposts, rates, dues and assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including federal, state, provincial, municipal and foreign Official Bodies), and whether disputed or not.

“Total Commitment Amount” means, at any particular time, the aggregate of the Individual Commitments of all of the Lenders at such time.

“Total Indebtedness” means, at any particular time, the aggregate Indebtedness of the Borrower on a consolidated basis at such time. The determination of Total Indebtedness for all purposes hereunder shall be determined exclusive of any Indebtedness of the Non-Guaranteeing Subsidiaries.

“U.S.” and “United States” means the United States of America.

“Waste” means any waste, as defined by EPA.

1.2                     Other Usages

                         References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, modified, supplemented or restated from time to time in accordance with the terms hereof and thereof. Any reference herein to any provision of any law or regulation shall be a reference to that provision as amended, supplemented, replaced or re-enacted. References to “include” and “including” shall be read and construed as being followed by the phrase “without limitation”.

1.3                     Plural and Singular

                          Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4                     Headings

                         The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5                     Currency

                         Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States of America.

1.6                     Applicable Law

                         This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 15.1, such service to become effective five Banking Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7                     Time of the Essence

                         Time shall in all respects be of the essence of this agreement.

1.8                     Non-Banking Days

                         Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9                     Consents and Approvals

                         Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10                  Amount of Credit

                         Any reference herein to the amount of credit outstanding shall mean, at any particular time, in the case of a LIBOR Loan or Base Rate Canada Loan, the principal amount thereof.

1.11                  Schedules

                         Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12                  Extension of Credit

                         For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrower hereunder.

1.13                  Rule of Construction

                        The Credit Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Credit Documents.

1.14                  Accounting Terms – GAAP

                         All accounting terms not specifically defined in this agreement shall be interpreted in accordance with GAAP.

1.15                  Successors and Permitted Assigns of Parties

                         Any reference in this agreement to a party to this agreement shall include the successors and permitted assigns of such party.

ARTICLE 2
CREDIT FACILITY

2.1                     Establishment of Credit Facility

                         Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower a non-revolving term bridge credit facility (the “Credit Facility”) in the amount of $1,500,000,000, as such amount may be reduced pursuant to Section 2.3.

2.2                     Lenders’ Commitments

                         Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrower under the Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender and further provided that the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the amount of the Credit Facility. All credit requested under the Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders. Each Lender shall provide to the Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facility. The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit under the Credit Facility.

2.3                     Reduction of Credit Facility

                         The Borrower may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the Credit Facility in whole or in part to the extent it is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given. The Credit Facility shall be permanently reduced to the amount of credit outstanding thereunder on the earlier of (i) the date on which the second and final drawdown under the Credit Facility has been completed and (ii) May 31, 2013. The amount of the Credit Facility will be permanently reduced with respect to each repayment or prepayment made in accordance with Section 9.1, 9.2 or 9.3. Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 3 or Article 6 or of any rollover under Article 5 shall not cause any reduction in the amount of the Credit Facility. Upon any reduction of the Credit Facility, the Individual Commitment of each Lender shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of the amount of such reduction of the Credit Facility.

2.4                     Termination of Credit Facility

(a)	The Credit Facility shall terminate upon the earliest to occur of:

	(i)	the termination of the Credit Facility in accordance with Section 13.1;

	(ii)	the date on which the Credit Facility has been permanently reduced to zero pursuant to Section 2.3; and

	(iii)	the Maturity Date.

(b)

Upon the termination of the Credit Facility, the right of the Borrower to obtain any credit thereunder and all of the obligations of the Lenders to extend credit thereunder shall automatically terminate.

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1                     Types of Credit Availments

                         Subject to the terms and conditions hereof, the Borrower may obtain credit from the Lenders under the Credit Facility through the Branch of Account by way of one or more Base Rate Canada Loans and LIBOR Loans. Any extension of credit hereunder by way of Base Rate Canada Loans or LIBOR Loans shall be in a minimum amount of $1,000,000.

3.2                     Funding of Loans

                         Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under the Credit Facility prior to 11:00 a.m. (Vancouver time) on the date of the extension of credit. The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to the Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited). Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent. The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable. If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

3.3                     Failure of Lender to Fund Loan

                         If any Defaulting Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan under the Credit Facility as required and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower. In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.

3.4                     Timing of Credit Availments

                         No LIBOR Loan under the Credit Facility may have a maturity date later than the Maturity Date.

3.5                     Inability to Fund U.S. Dollar Advances in Canada

                         If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Administrative Agent notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of LIBOR or Alternate Base Rate Canada, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the LIBOR or the Alternate Base Rate Canada, as the case may be, or by reason of a change in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in LIBOR or the Alternative Base Rate Canada, as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then:

(a)

the right of the Borrower to obtain any affected Base Rate Canada Loan or LIBOR Loan from such Lender shall be suspended until such Lender determines that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrower;

(b)	if any affected Base Rate Canada Loan or LIBOR Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

(c)

if any LIBOR Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a LIBOR Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a Base Rate Canada Loan at such time, be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a Base Rate Canada Loan in the principal amount equal to the principal amount of the LIBOR Loan or, if the Borrower does not have the right to obtain credit by way of a Base Rate Canada Loan at such time, such LIBOR Loan shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of such LIBOR Loan; and

(d)

if any Base Rate Canada Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Base Rate Canada Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a LIBOR Loan at such time, be immediately converted to a LIBOR Loan in the principal amount equal to the principal amount of the Base Rate Canada Loan and having an Interest Period of one month or, if the Borrower does not have the right to obtain credit by way of a LIBOR Loan at such time, it shall be immediately converted to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of the principal amount of the Base Rate Canada Loan.

3.6                     Alternate Rate of Interest

                         If prior to the commencement of any Interest Period for a LIBOR Loan the Administrative Agent is advised by the Majority Lenders acting in good faith that (x) by reason of circumstances affecting financial markets inside or outside Canada, adequate and fair means do not exist for determining LIBOR for such Interest Period or the making of LIBOR Loans has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund a LIBOR Loan) which materially and adversely affects the funding of a LIBOR Loan for such Interest Period and (y) the Majority Lenders are dealing with their comparable borrowers in a comparable manner, then the Administrative Agent shall give notice thereof to the Borrower and the Lenders as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, if (i) any Drawdown Notice requests a LIBOR Loan, such extension of credit shall instead be made as a Base Rate Canada Loan, (ii) any Conversion Notice requests the conversion into a LIBOR Loan, such extension of credit shall instead be made as a Base Rate Canada Loan, or (iii) any Rollover Notice requests the rollover of an outstanding LIBOR Loan, such extension of credit shall instead be made as a Base Rate Canada Loan.

3.7                     Time and Place of Payments

                         Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Designated Account before 10:00 a.m. (Vancouver time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such account on the day specified for payment.

3.8                     Remittance of Payments

                         Forthwith after the withdrawal from the Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.7, the Administrative Agent shall, subject to Sections 3.2 and 8.3, remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Defaulting Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and, where any other Lender has made funds available in the place and stead of such Defaulting Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the Credit Facility, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.9                     Evidence of Indebtedness

                         The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including, standby fees. The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower pursuant to this agreement.

3.10                  Notice Periods

                         Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent prior to 10:00 a.m. (Vancouver time) on the third Banking Day prior to the date of any voluntary prepayment or the date of any drawdown, rollover or conversion.

ARTICLE 4
DRAWDOWNS

4.1                     Drawdown Notice

                         Subject to the provisions hereof and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 14.14, the Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.10 and specifying:

(a)	the purpose of the drawdown, [redacted];

(b)	the date the credit is to be obtained;

(c)	whether the credit is to be obtained by way of Base Rate Canada Loan or LIBOR Loan;

(d)	the principal amount of the Loan;

(e)	if the credit is to be obtained by way of LIBOR Loan, the applicable Interest Period; and

(f)	the details of any irrevocable authorization and direction pursuant to Section 3.2.

Only two drawdowns shall be permitted under the Credit Facility.

ARTICLE 5
ROLLOVERS

5.1                     LIBOR Loans

                         Subject to the provisions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.2, requested the Lenders to continue to extend credit by way of a LIBOR Loan to replace all or a portion of an outstanding LIBOR Loan as it matures, each Lender shall, on the maturity of such LIBOR Loan, continue to extend credit to the Borrower by way of a LIBOR Loan (without a further advance of funds to the Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured LIBOR Loan or the portion thereof to be replaced.

5.2                     Rollover Notice

                         The notice to be given to the Administrative Agent pursuant to Section 5.1 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule E hereto and shall specify:

(a)	the maturity date of the maturing LIBOR Loan;

(b)	the principal amount of the maturing LIBOR Loan and the portion thereof to be replaced; and

(c)	the Interest Period or Interest Periods of the replacement LIBOR Loans.

ARTICLE 6
CONVERSIONS

6.1                     Converting Loan to Other Type of Loan

                         Subject to the provisions hereof and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.2, requested the Lenders to convert all or a portion of an outstanding Loan into another type of Loan, each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding LIBOR Loan, shall be the date on which such Loan matures), continue to extend credit to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the Borrower) in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

6.2                     Conversion Notice

                         The notice to be given to the Administrative Agent pursuant to Section 6.1, (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule F hereto and shall specify:

(a)	the type of Loan to be converted;

(b)	the date on which the conversion is to take place;

(c)	the principal amount of the Loan or the portion thereof which is to be converted;

(d)	the type and amount of the Loan into which the outstanding Loan is to be converted; and

(e)	if an outstanding Loan is to be converted into a LIBOR Loan, the applicable Interest Period.

6.3                     Absence of Notice

                         Subject to Section 3.5 in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing LIBOR Loan in favour of the Borrower shall be automatically converted to a Base Rate Canada Loan as though a notice to such effect had been given in accordance with Section 6.2.

6.4                     Conversion by Lenders

                         Upon written notice to such effect to the Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, on the maturity date of a LIBOR Loan, convert such LIBOR Loan into a Base Rate Canada Loan, as though a notice to such effect had been given in accordance with Section 6.2.

ARTICLE 7
INTEREST AND FEES

7.1                     Interest Rates

                         The Borrower shall pay to the Lenders, in accordance with Section 3.7, interest on the outstanding principal amount from time to time of each Loan at the rate per annum equal to:

(a)	in the case of each Base Rate Canada Loan, the Alternate Base Rate Canada plus the Applicable Rate; and

(b)	in the case of each LIBOR Loan, LIBOR plus the Applicable Rate.

7.2                     Calculation and Payment of Interest

(a)

Interest on the outstanding principal amount from time to time of each Base Rate Canada Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365 or 366, as the case may be.

(b)	Accrued interest shall be paid,

	(i)	in the case of interest on Base Rate Canada Loans, monthly in arrears on the 22nd day of each calendar month; and

(ii)

in the case of interest on LIBOR Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such LIBOR Loans are otherwise required to be repaid.

7.3                     General Interest Rules

(a)

For the purposes hereof, whenever interest is calculated on the basis of a year of 360 or 365 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 days, respectively.

(b)	Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)

If the Borrower fails to pay any fee or other amount of any nature payable by it to the Administrative Agent or the Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to the Administrative Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to the Alternate Base Rate Canada plus the Applicable Rate plus 3%. Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

7.4                     Selection of Interest Periods

                         With respect to each LIBOR Loan, the Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(a)

Interest Periods shall have a duration from one, two, three or six months or such other period as may be agreed (subject to availability and to the aggregate number of Interest Periods with different dates outstanding being less than ten (10));

(b)

the first Interest Period for a LIBOR Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c)

if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.5                     Standby Fee

                         Upon the first Banking Day of each Fiscal Quarter and on the first Banking Day on which there remains no unutilized credit under the Credit Facility (the “Standby Termination Date”), the Borrower shall pay in accordance with Section 3.7, to the Lenders, in arrears, a standby fee, calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate under the column “Standby Fee” on Schedule H hereto on the daily Available Credit during the most recently completed Fiscal Quarter or part thereof, such fee to accrue daily from the date of the execution and delivery of this Agreement to and including the Standby Termination Date. Notwithstanding the foregoing, standby fees shall cease to accrue on the unfunded portion of any Individual Commitment of a Lender while it is a Defaulting Lender.

7.6                     Applicable Rate Adjustment

                         The changes in the Applicable Rate shall be effective as of the first day of the applicable Fiscal Quarter, in each case based upon the compliance certificate contemplated under Section 11.1(a)(iii) that has previously been delivered to the Administrative Agent with respect to the second immediately preceding Fiscal Quarter. If a new Applicable Rate becomes effective during the term of an outstanding Loan, whether on account of a change in the Leverage Ratio or a Duration Increment Increase (as defined in the definition of Applicable Rate), the Administrative Agent shall forthwith determine the amount of any overpayment or underpayment of interest with respect to such Loan and notify the Borrower and the Lenders of such amounts. Such determination by the Administrative Agent shall constitute, in the absence of manifest error, prima facie evidence of the amount of such overpayment or underpayment, as the case may be. In the event of an underpayment, the Borrower shall, upon receipt of such notice, pay to the Lenders in accordance with Section 3.7, the amount of such underpayment. In the event of any overpayment, the amount of such overpayment shall be credited to succeeding payments of interest or issuance fees, as the case may be, as they become due until such amount has been fully applied.

ARTICLE 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1                     Conditions of Credit

                         The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2                     Change of Circumstances

(a)

If, with respect to any type of credit, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law) of any governmental authority, central bank or comparable agency (“Restraint”) or any change therein or in the application thereof to the Borrower or to any Lender or in the interpretation or administration thereof or any compliance by any Lender therewith:

(i)

prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, the Borrower agrees that such Lender shall have the right to comply with such Restraint, shall have the right to refuse to permit the Borrower to obtain such type of credit and shall have the right to require, at the option of the Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Lender to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or

(ii)

shall impose or require any reserve, special deposit requirements or tax (excluding taxes measured with reference to the net income of such Lender or capital taxes or receipts and franchise taxes), shall establish an appropriate amount of capital to be maintained by such Lender or shall impose any other requirement or condition which results in an increased cost to such Lender of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Lender with respect to any credit under this agreement or reduces such Lender’s effective return hereunder or on its capital or causes such Lender to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to the Borrower by such Lender, the Borrower shall pay immediately to such Lender such amounts as shall fully compensate such Lender for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by the Borrower of such notice and thereafter, upon demand from time to time, the Borrower shall pay such additional amount as shall fully compensate such Lender for any such increased or imposed costs, reductions, payments or foregone returns. Such Lender shall notify the Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to the Borrower a certificate of an officer of such Lender setting forth the amount of compensation to be paid to such Lender and the basis for the calculation of such amount. Notwithstanding this Section 8.2(a), the Borrower shall not be liable to compensate such Lender for any such cost, reduction, payment or foregone return occurring more than 60 days before receipt by the Borrower of the aforementioned notification from such Lender; provided, however, that the aforementioned limitation shall not apply to any such cost, reduction, payment or foregone return of a retroactive nature.

For certainty, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as Basel III and all request, rules, guidelines or directives thereunder or issued in connection therewith shall be deemed to be a “Restraint”, regardless of the date enacted, adopted, promulgated or issued.

(b)

Each Lender agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrower pursuant to Section 8.2(a), it will use reasonable efforts to make, fund or maintain the affected credit of such Lender through another lending office or take such other actions as it deems appropriate if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 8.2(a), would be reduced and if, as determined by such Lender in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Lender and would not, in such Lender’s sole discretion, be commercially unreasonable.

8.3                     Replacement of Lenders

(a)

If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(a), if any Lender becomes either a Defaulting Lender or a Lender in respect of which any amounts are paid or become payable by the Borrower pursuant to Section 8.6 (each such Lender, an “Affected Lender”), then the Borrower may indicate to the Administrative Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitment and obligations under the Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Credit Documents to the extent they relate to the Credit Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so). If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender under the Credit Facility and the rights and obligations of such Assenting Lender under each of the other Credit Documents to the extent they relate to the Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitments and obligations under the Credit Facility and rights and obligations under each of the other Credit Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Assenting Lenders and the Borrower. On such date, the Assenting Lenders shall extend to the Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this agreement and shall no longer have any obligations hereunder. Upon the assumption of the Affected Lender’s Individual Commitment as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the amount of such assumption. For certainty, the Borrower shall not be required to pay an Affected Lender that is a Defaulting Lender in respect of breakage costs or other amounts required to be paid as a result of prepayment to such Lender. In the event that an Affected Lender is not replaced pursuant to the foregoing provisions and provided (x) no Default or Event of Default has occurred and is continuing at the time of any such prepayment and cancellation or would arise immediately thereafter and (y) such prepayment and cancellation is not prohibited by applicable law, the Borrower may, upon five Banking Days’ notice to the Affected Lender and the Administrative Agent, cancel the Individual Commitment of such Affected Lender and prepay advances of such Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to such Affected Lender hereunder (such payments shall be made to the Administrative Agent), and, upon such notice and prepayment by the Borrower, such Affected Lender shall cease to be a “Lender” for all purposes of this agreement and shall no longer have any obligations hereunder.

(b)

The Borrower may, by notice to the Administrative Agent (a “Replacement Lender Notice”), from time to time prior to the Maturity Date, request that the amount of the Individual Commitments with respect to the Credit Facility be increased by the aggregate amount of any Individual Commitments cancelled pursuant to this section (which have not been replaced) specifying the Lenders and/or proposed new Lenders that have agreed to accept Individual Commitments with respect to the Credit Facility in the aggregate amount of such requested increase. For certainty, the aggregate Individual Commitments under the Credit Facility shall not exceed at any particular time $1,500,000,000 minus the aggregate of any permanent reductions to the Credit Facility made by the Borrower pursuant to Section 2.3.

(c)

Each Replacement Lender that is an existing Lender shall send a confirming letter to the Administrative Agent confirming that it has agreed to an increased Individual Commitment with respect to the Credit Facility and setting out the amount of that commitment. The establishment of that Replacement Lender’s Individual Commitment with respect to the Credit Facility shall, subject to Section 8.3(f) and (g), take place with effect from the second Banking Day following the date of the delivery of such notice to the Administrative Agent. Upon the establishment of that Replacement Lender’s increased Individual Commitment with respect to the Credit Facility, Schedule A hereto shall be deemed to be amended to evidence the Individual Commitment with respect to the Credit Facility of that Replacement Lender by the amount of such increase.

(d)

Any Replacement Lender that is not an existing Lender must be acceptable to the Administrative Agent acting in its sole discretion exercised reasonably. Upon delivery to the Administrative Agent of a Replacement Lender Agreement executed by the Borrower and a Replacement Lender that is so acceptable to the Administrative Agent, the Administrative Agent shall promptly execute and deliver such Replacement Lender Agreement whereupon this agreement and each other Credit Document shall, subject to Section 8.3(f) and (g), henceforth be read and construed as if such Replacement Lender were party to this agreement as a Lender having all of the rights and obligations of a Lender expressed herein with respect to the Individual Commitment with respect to the Credit Facility that the Replacement Lender has agreed to accept and all references to any Lenders in any Credit Document shall (to the extent the context so admits) be construed accordingly. Consequent thereto, Schedule A hereto shall be deemed to be amended to add the Individual Commitment of such Replacement Lender. Each Lender irrevocably appoints, authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete and execute on its behalf each Replacement Lender Agreement relating to each Replacement Lender. Each Lender agrees that it will be bound by the terms of each such Replacement Lender Agreement so completed and executed by the Administrative Agent.

(e)	The Administrative Agent shall promptly notify the Borrower and the Lenders of the increased Individual Commitments with respect to the Credit Facility arising pursuant to Section 8.3(c) and (d),

(f)

No increase in or establishment of, any Individual Commitment with respect to the Credit Facility pursuant to this Section 8.3 shall be permitted at any time that a Default or Event of Default has occurred and is outstanding.

(g)

On the first Banking Day following any deemed amendment to Schedule A pursuant to Section 8.3(c) and (d), the Administrative Agent shall advise the Replacement Lender in writing of (i) the aggregate outstanding credit under the Credit Facility already advanced by the Lenders to the Borrower (the “Existing Facility Indebtedness”) and (ii) its Pro Rata Share of the Existing Facility Indebtedness. Within one Banking Day of receipt of such notice from the Administrative Agent, the Replacement Lender shall pay to the Administrative Agent, for the pro rata benefit of each Lender, its Pro Rata Share of the Existing Facility Indebtedness whereupon the Administrative Agent shall disburse such proceeds to the Lenders in accordance with Section 3.7.

8.4                     Indemnity Relating to Credits

                         Upon notice from the Administrative Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Administrative Agent or the Lenders such amount or amounts as will compensate the Administrative Agent or the Lenders for any loss, cost or expense incurred by them in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a LIBOR Loan as a result of:

(a)

the failure of the Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(b)

the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a LIBOR Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above).

                         Notwithstanding the foregoing, the Borrower shall not be required to indemnify a Lender for any such cost or expense if such cost or expense is incurred while such Lender is a Defaulting Lender.

8.5                     Indemnity for Transactional and Environmental Liability

(a)

The Borrower hereby agrees to indemnify and hold the Administrative Agent, each Lender and each of their respective shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower (collectively in this Section 8.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence or willful misconduct.

(b)

Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Obligor of any Hazardous Material, Contaminant, Pollutant or Waste, and (ii) any other violation of an Environmental Law by any Obligor, and regardless of whether caused by, or within the control of, such Obligor, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party’s gross negligence or willful misconduct.

(c)

All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of the Credit Agreement. The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of the Administrative Agent or any of the Lenders.

(d)

The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 8.5, the Administrative Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e)

If, for any reason, the obligations of the Borrower pursuant to this Section 8.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under applicable law.

(f)	The indemnity under this Section 8.5 shall not apply to any matters specifically dealt with in Sections 8.2, 8.4, 8.6 or 11.1(f).

8.6                     Gross-Up for Taxes

(a)

Any and all payments made by the Borrower under this agreement or under any other Credit Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of the Administrative Agent or any Lender shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body. If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of the Administrative Agent or any Lender, the Borrower shall:

	(i)	promptly notify the Administrative Agent of such requirement;

(ii)

pay to the Administrative Agent or such Lender, as the case may be, in addition to the Payment to which the Administrative Agent or such Lender is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by the Administrative Agent or such Lender (free and clear of, and net of, any such Taxes, including the full amount of any Taxes required to be deducted or withheld from any additional amount paid by the Borrower under this Section 8.6(a), whether assessable against the Borrower, the Administrative Agent or such Lender) equals the full amount the Administrative Agent or such Lender, as the case may be, would have received had no such deduction or withholding been required;

(iii)	make such deduction or withholding;

(iv)

pay to the relevant Official Body in accordance with applicable law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower to the Administrative Agent or such Lender under this Section 8.6(a)), within the time period required by applicable law; and

(v)

as promptly as possible thereafter, forward to the Administrative Agent or such Lender, as the case may be, an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent or such Lender, evidencing such payment to such Official Body.

(b)	In addition, the Borrower agrees to pay any and all present or future Other Taxes.

(c)

The Borrower hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for the full amount of Taxes and Other Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or any Lender, as applicable, and for all expenses, resulting from or relating to the Borrower’s failure to:

	(i)	remit to the Administrative Agent or any Lender the documentation referred to in Section 8.6(a)(v); or

	(ii)	pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6).

The provisions of this Section 8.6(c) shall apply whether or not such Taxes were correctly or legally assessed. The Administrative Agent or any Lender who pays any Taxes or Other Taxes in excess of the amount (if any) paid by the Borrower on account thereof under Section 8.6(b), shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 8.6. Payment pursuant to this indemnification shall be made within 30 days from the date the Administrative Agent or any Lender, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(d)

If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made under this Section 8.6, the Lender or the Administrative Agent, as applicable, shall, if so requested by the Borrower, cooperate with the Borrower in challenging such Taxes at the Borrower’s expense.

(e)

If any Lender or the Administrative Agent, as applicable, receives a refund of, or credit for, Taxes for which a payment has been made by the Borrower under this Section 8.6, which refund or credit in the good faith judgment of such Lender or the Administrative Agent, as the case may be, is attributable to the Taxes giving rise to such payment made by the Borrower, then such Lender or the Administrative Agent, as the case may be, shall reimburse the Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund or credit), net of out-of-pocket expenses of such Lender or the Administrative Agent, as the case may be, which the Administrative Agent or Lender, as the case may be, determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Taxes had not been exigible. The Borrower, upon the request of the Administrative Agent or any Lender, agrees to repay the Administrative Agent or such Lender, as the case may be, any portion of any such refund or credit paid over to the Borrower that the Administrative Agent or such Lender, as the case may be, is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by the Administrative Agent or Lender, as the case may be, as a result of or related to such payment to such Official Body. Neither the Administrative Agent nor any Lender shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit. None of the Lenders nor the Administrative Agent shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 8.6(e) or any other provision of this Section 8.6.

(f)

The Borrower also hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for any additional taxes on net income that the Administrative Agent or any Lender may be obliged to pay as a result of the receipt of amounts under this Section 8.6.

(g)

Any Lender that is entitled to an exemption from or reduction of withholding Taxes or Other Taxes (collectively, “Relevant Taxes”) under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Relevant Taxes. In addition, (i) any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law (if any) or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (ii) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Tax Act or any successor provision thereto in respect of Payments shall within five Banking Days thereof notify the Borrower and the Administrative Agent in writing. Notwithstanding the foregoing, no Lender shall be required to deliver any documentation pursuant to this Section 8.6(g) that such Lender is not legally able to deliver.

(h)

Additional amounts payable under Section 8.6(a) have the same character as the Payments to which they relate. For greater certainty, for example, additional amounts payable under Section 8.6(a) in respect of interest payable under a Credit Document, shall be payments of interest under such Credit Document. All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.

(i)

The Borrower’s obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facility and this agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder.

ARTICLE 9
REPAYMENTS AND PREPAYMENTS

9.1                     Repayment under Credit Facility

                         The Borrower shall repay to the Lenders in full the outstanding credit under the Credit Facility together with all accrued and unpaid interest and all accrued and unpaid fees with respect thereto on the Maturity Date.

9.2                     Voluntary Prepayments under Credit Facility

                         Subject to Section 9.4, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans under the Credit Facility at any time, without penalty, provided that Section 8.4 shall be complied with in connection with any such prepayment. Prepayments under this Section 9.2 may not be reborrowed.

9.3                     Mandatory Prepayments

                         On each occasion that a Prepayment Trigger Event occurs, the Borrower shall give written notice thereof to the Administrative Agent and shall, within two Banking Days after the occurrence of such Prepayment Trigger Event, cause to be prepaid outstanding credit granted to the Borrower under the Credit Facility in an amount equal to the relevant Net Cash Proceeds provided that Section 8.4 shall be complied with in connection with any such prepayment. Amounts which are prepaid as aforesaid may not be reborrowed.

9.4                     Prepayment Notice

                         The Borrower shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.2. Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.10 and shall specify:

(a)	the date on which the prepayment is to take place; and

(b)	the type and principal amount of the Loan or the portion thereof which is to be prepaid.

9.5                    Currency of Repayment

                         All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1                 Representations and Warranties

                         To induce the Lenders and the Administrative Agent to enter into this agreement and to induce the Credit Parties to extend credit under the Credit Documents, the Borrower hereby represents and warrants to the Credit Parties, as of the date of this agreement, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter, as follows and acknowledges and confirms that the Lenders and the Administrative Agent are relying upon such representations and warranties in entering into this agreement and in extending credit hereunder:

(a)

Status and Power of Obligors. Each Obligor is a corporation duly incorporated and organized and validly subsisting in good standing under the laws of its jurisdiction of incorporation. Each Obligor is duly qualified, registered or licensed in all jurisdictions where the failure to do so would reasonably be expected to have a Material Adverse Effect. Each Obligor has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted. Each Obligor has all requisite corporate capacity to enter into, and carry out the transactions contemplated by, the Credit Documents to which is a party.

(b)

Authorization and Enforcement. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Credit Documents to which it is a party. Each Obligor has duly executed and delivered the Credit Documents to which it is a party. The Credit Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

(c)

Compliance with Other Instruments. The execution, delivery and performance by each Obligor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions or provisions of the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Obligor or of any law, regulation, judgment, decree or order binding on or applicable to such Obligor or to which its property is subject or of any material agreement (including, without limitation, the Metal Purchase Contracts), lease, licence, permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party, other than such consents as have been obtained and are in effect.

(d)

Financial Statements. The consolidated financial statements of the Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with GAAP and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Borrower since the date of such financial statements. The consolidated balance sheet of the aforesaid financial statement presents a fair statement of the financial condition and assets and liability of the Borrower as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid consolidated financial statements fairly presents the results of the operations of the Borrower throughout the period covered thereby. Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the business of the Borrower, the Borrower does not have any outstanding indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with GAAP.

(e)

Litigation. There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Obligor) pending or threatened in writing against or affecting any Obligor before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(f)	Title to Assets. Each Obligor has good title to all of its property, assets and undertaking, free from any Lien other than the Permitted Liens.

(g)

Conduct of Business. No Obligor is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets (including, without limitation, Environmental Laws) which could reasonably be expected to have a Material Adverse Effect. Each Obligor holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

(h)

Outstanding Defaults. No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any Obligor is a party or to which its property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect.

(i)

Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada). The Borrower's most recent audited balance sheet states that the Borrower has net assets of at least CDN$75,000,000. The Borrower's shares are traded on a Canadian stock exchange or a stock exchange designated under subsection 262(1) of the Tax Act. The Borrower operates in a country that is a member of the Financial Action Task Force. The Borrower is not a charity registered with the Canada Revenue Agency nor does it solicit charitable financial donations from the public.

(j)

Tax Returns and Taxes. Each Obligor has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except (i) any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books or (ii) where the failure to so file or pay could not reasonably be expected to have a Material Adverse Effect.

(k)

Expropriation. There is no present or threatened (in writing) expropriation of the property or assets of any Obligor, which expropriation could reasonably be expected to have a Material Adverse Effect.

(l)	Environmental Compliance.

(i)

All facilities and property (including underlying groundwater) owned, leased, used or operated by any Obligor have been, and continue to be, owned or leased in compliance with all Environmental Laws where any such non-compliance could reasonably be expected to have a Material Adverse Effect;

	(ii)	There are no pending or threatened (in writing)

(A)

claims, complaints, notices or requests for information received by any Obligor with respect to any alleged violation of any Environmental Law which, if proved, could reasonably be expected to have a Material Adverse Effect;

(B)	complaints, notices or inquiries to any Obligor regarding potential liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect;

(iii)

There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Contaminants, Pollutants or Waste at, on, under or from any property now or previously owned, operated, used or leased by any Obligor that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect;

(iv)

Each Obligor has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental Laws to carry on its business except where any such non- issuance or non-compliance could not reasonably be expected to have a Material Adverse Effect; and

(v)

No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Obligor which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect.

(m)

Subsidiaries. As of the date hereof, there are no Subsidiaries of the Borrower other than the Guarantors. No Obligor is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate where the liability of the relevant Obligor arising from such partnership, joint venture or syndicate could reasonably be expected to have a Material Adverse Effect.

(n)

Corporate Structure. As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and reported to the Administrative Agent in accordance with Section 11.1(a), the chart attached hereto as Schedule G accurately sets out the corporate structure of the Borrower and all of its Subsidiaries and evidences intercorporate share ownership.

(o)

Assets Insured. The property and assets of each Obligor are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets and otherwise in accordance with industry standard and past practice.

(p)

Metal Purchase Contracts. The Metal Purchase Contracts are legal, valid and binding obligations of each party thereto (other than any Obligor which is a party thereto), enforceable by each such Obligor against each such other party in accordance with its terms, except:

(i)

to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada; and/or

(ii)	where the lack of any such enforceability of any one or more Metal Purchase Contracts could not reasonably be expected to have a Material Adverse Effect on the Obligors taken as a whole.

(q)

No Omissions. None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.

10.2                 Survival of Representations and Warranties

                         All of the representations and warranties of the Borrower contained in Section 10.1 shall survive until the execution and delivery of this agreement until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, notwithstanding any investigation made at any time by or on behalf of the any Credit Party.

ARTICLE 11
COVENANTS

11.1                 Affirmative Covenants

                         The Borrower hereby covenants and agrees with the Credit Parties that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.14:

(a)

Financial Reporting. The Borrower shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for all of the Lenders) (the filing of any of the following documents on SEDAR shall satisfy the delivery obligation in relation to such documents so filed when the Borrower has provided written notice of such filing to the Administrative Agent):

(i)

within 120 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Borrower for such Fiscal Year and the auditors’ report thereon (without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(ii)

within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, copies of the unaudited consolidated financial statements of the Borrower, all certified by a senior financial officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(iii)

concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above and within 90 days of the fourth Fiscal Quarter in each Fiscal Year, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of the Borrower;

(iv)

within 10 days of any Material Permitted Acquisition in respect of which the Borrower intends to exceed the Leverage Ratio of 3.50:1.00, as permitted by Section 11.1(n), the Borrower shall provide details of such Acquisition to the Administrative Agent which information shall include, without limitation, the quantum, sources and uses for such Acquisition; and

(v)

such other statements, reports and information concerning the Borrower or any of its Subsidiaries as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time, including, any information that may be reasonably requested in respect of any Acquisition.

(b)

Copies of Public Filings. The Borrower shall, upon request, furnish the Administrative Agent with copies of all documents which are filed by any Obligor with the Ontario Securities Commission or with any similar Official Body in any other jurisdiction in compliance with applicable securities legislation which are not available on SEDAR.

(c)	Use of Proceeds. [redacted].

(d)

Insurance. The Borrower shall, and shall cause each Guarantor to, insure and keep insured, with financially sound and reputable insurers, for risks, in amounts and such other terms as are consistent with standard industry practice and past practice of the Borrower, all of the property of the Borrower and the Guarantors (but for certainty, not including the Metal Purchase Contracts) except where failure to do so could not reasonably be expected to have a Material Adverse Effect.

(e)

Access to Senior Financial Officers. Upon the request of the Administrative Agent at reasonable intervals, the Borrower shall, and shall cause each other Obligor to, make available its senior financial officers to answer questions concerning such Obligor’s business and affairs.

(f)

Reimbursement of Expenses. The Borrower shall, or shall cause the Guarantors to, (i) reimburse the Administrative Agent, on demand, for all reasonable out-of- pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, the reasonable fees, disbursements and other charges of one primary counsel and any local or special counsel to the Administrative Agent in connection with the negotiation, preparation, execution, delivery, syndication, administration and interpretation of the Credit Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments, consents and waivers hereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and (ii) reimburse the Administrative Agent and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documents.

(g)

Pari Passu. The Borrower shall ensure that, under the laws of the Province of Ontario and the federal laws of Canada applicable therein, the payment of its obligations under this agreement and each other Finance Document ranks at least pari passu in right of payment with all of the Borrower’s present and future other unsecured and unsubordinated Indebtedness, other than any such Indebtedness which is preferred by mandatory provisions of applicable law.

(h)

Change of Name, Office or Other Information. The Borrower shall notify the Administrative Agent in writing promptly of any change in (i) the corporate name of any Obligor or (ii) the jurisdiction of incorporation of any Obligor.

(i)

Corporate Existence. Except as permitted by way of any Permitted Reorganization, the Borrower shall, and shall cause each Guarantor to, maintain its corporate existence in good standing. The Borrower shall, and shall cause each Guarantor to, qualify and remain duly qualified to carry on business and own property in each jurisdiction where the failure to do so could reasonably be expected to result in a Material Adverse Effect.

(j)

Conduct of Business. The Borrower shall, and shall cause each Guarantor to, conduct its business in such a manner so as to comply with all laws and regulations (including, without limitation, Environmental Laws), so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non- compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause each Guarantor to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied where such non- performance could reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause each Guarantor to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business where failure to do so could reasonably be expected to have a Material Adverse Effect.

(k)

Taxes. The Borrower shall pay, and shall cause each Guarantor to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except (i) when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with GAAP while forfeiture of any part of its property or assets may result from the failure to so pay during the period of any such contest or (ii) where the failure to pay could not reasonably be expected to have a Material Adverse Effect.

(l)

Notice of Litigation. The Borrower shall promptly notify the Administrative Agent of any actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Obligor) commenced or threatened in writing against or affecting any Obligor before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(m)

Environmental Matters. The Borrower shall, and shall cause each Guarantor to, as soon as practicable and in any event within 30 days, notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, which claims, complaints, notices or inquiries relate to matters which could reasonably be expected to have a Material Adverse Effect.

(n)

Leverage Ratio. Subject to the following sentence, the Borrower shall maintain the Leverage Ratio (which shall be measured at each Fiscal Quarter end) at less than or equal to 3.50:1.00 for each Fiscal Quarter. For any consecutive two Fiscal Quarters following a Material Permitted Acquisition, the Borrower shall maintain the Leverage Ratio (which shall be measured at the end of the first two consecutive Fiscal Quarters following each Material Permitted Acquisition) at less than or equal to 4.50:1.00.

(o)	Tangible Net Worth. The Borrower shall, at all times, maintain Tangible Net Worth in an amount greater than the aggregate of:

	(i)	80% of Tangible Net Worth as at September 30, 2012; and

	(ii)	the aggregate of 50% of Net Income for each Fiscal Quarter after the Fiscal Quarter ending September 30, 2012;

and, for the purposes of this covenant, (x) if Net Income for any period is a negative amount, it shall be deemed to be equal to zero and (y) Net Income shall be calculated for the Borrower on a consolidated basis.

(p)

Books and Records. The Borrower shall, and shall cause each Guarantor to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by GAAP and permit representatives of the Administrative Agent to, subject to Section 15.13, inspect such books of account, records and documents and to make copies therefrom during reasonable business hours.

(q)

Notice of Default or Event of Default. Upon the occurrence of either a Default or an Event of Default of which the Borrower is aware, the Borrower shall promptly deliver to the Administrative Agent a notice specifying the nature and date of occurrence of such Default or Event of Default, such Obligor’s assessment of the duration and effect thereof and the action which the relevant Obligor proposes to take with respect thereto.

(r)	Additional Guarantors. Prior to or concurrent with the execution and delivery of a Metal Purchase Contract by a Subsidiary of the Borrower which is not already a Guarantor:

	(i)	the Borrower shall forthwith cause such Subsidiary to duly execute and deliver to the Administrative Agent a Guarantee;

	(ii)	the Borrower shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

		(A)	a duly certified copy of the articles of incorporation or similar documents and by-laws of such Subsidiary;

		(B)	a certificate of status or good standing for such Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated;

(C)

a duly certified copy of the resolution of the board of directors of such Subsidiary authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Subsidiary is a signatory;

		(D)	a certificate of an officer of such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Guarantee to which such Subsidiary is a signatory;

		(E)	requisite information to identify the Subsidiary under applicable “know your client” legislation; and

(F)

an opinion of such Subsidiary’s counsel addressed to the Credit Parties and their counsel, relating to the status and capacity of such Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the Guarantee by virtue of its execution of the Guarantee in the jurisdiction of incorporation of such Subsidiary and in the Province of Ontario and such other matters as the Administrative Agent may reasonably request;

(iii)

the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

whereupon such Subsidiary shall become an Additional Guarantor for all purposes of this agreement.

(s)

Metal Purchase Contracts. No Metal Purchase Contract entered into after the date hereof shall contain any early termination right of a counter-party thereto triggered by a bankruptcy or insolvency event of an Obligor.

(t)

Punctual Payment. The Borrower will duly and punctually pay all amounts due under this Agreement and the other Credit Documents at the dates and places, in the currencies and in the manner provided in this Agreement and any other Credit Documents.

11.2                 Restrictive Covenants

                         The Borrower hereby covenants and agrees with the Credit Parties that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.14:

(a)

Liens. The Borrower shall not, and shall not permit or suffer any Guarantor to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

(b)

Corporate Existence. Other than in connection with any Permitted Reorganization, the Borrower shall not, and shall not permit or suffer any Guarantor to, take part in any Corporate Reorganization or Capital Reorganization or similar proceeding or arrangement.

(c)

Disposition of Metal Purchase Contracts. Other than in connection with a Permitted Reorganization, the Borrower shall not, and shall not suffer or permit any Guarantor to sell, dispose, assign or transfer any Metal Purchase Contract other than the sale, disposition, assignment or transfer of any such Metal Purchase Contracts the aggregate consideration for which does not exceed, during the period up to and including the Maturity Date, an amount equal to 15% of the Borrower’s consolidated assets less goodwill as at December 31, 2012, provided in each case no Default or Event of Default exists, or would occur immediately after, any such sale, disposition, assignment or transfer.

(d)

Distributions. The Borrower shall not make any Distribution (x) if a Default has occurred and is continuing at the time of making any such Distribution or (y) if a Default would arise immediately after the making of any such Distribution.

(e)

Indebtedness. The Borrower shall not, and shall not suffer or permit any Guarantor to, create, incur or assume any Indebtedness if a Default would arise immediately after, and as a result of, the creation, incurrence or assumption of any such Indebtedness.

(f)	Acquisitions. The Borrower shall not, and shall not suffer or permit any Guarantor to, make any Acquisitions other than Permitted Acquisitions.

(g)	Investments. The Borrower shall not, and shall not permit any Guarantor to, make any Investments other than Permitted Investments.

(h)	Risk Management. The Borrower shall not, and shall not suffer or permit any Guarantor to, enter into any Hedging Agreement for speculative purposes.

(i)

Amendments. The Borrower shall not, and shall not suffer or permit any Guarantor to, enter into any amendment or modification of, or grant any waiver or consent under, any Metal Purchase Contract, or any guarantee, security document or shareholder agreement attendant thereto, that would, in the aggregate, have a Material Adverse Effect on the Obligors, taken as a whole.

(j)

Change in Business. The Borrower shall not, and shall not suffer or permit any Guarantor to, discontinue its business or any material part thereof or carry on any business other than the business it carries on as of the date hereof, the purchase and sale of, or royalty arrangements with respect to, silver, gold and other metals and oil and gas and the acquisition, development, ownership and/or operation, directly or indirectly, of mining and/or oil and gas properties and/or projects, together with, in each case, other matters reasonably ancillary thereto.

(k)	Non-Guaranteeing Subsidiaries. The Borrower shall not suffer or permit any Non-Guaranteeing Subsidiary to enter into a Metal Purchase Contract.

11.3                 Performance of Covenants by Administrative Agent

                         The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, perform any covenant of an Obligor under this agreement which such Obligor fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this agreement or as a waiver of such covenant by the Administrative Agent. Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.

ARTICLE 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1                 Conditions Precedent to All Credit

                         The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)	the Borrower shall have complied with the requirements of Article 4, Article 5 or Article 6, as the case may be, in respect of the relevant credit;

(b)	no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(c)

the representations and warranties of the Borrower contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date;

(d)	the Credit Facility has not been terminated pursuant to Section 2.4; and

(e)	[redacted].

12.2                 Conditions Precedent to Initial Extension of Credit

                         The obligations of the Lenders to extend credit by way of the initial drawdown under the Credit Facility is subject to the fulfilment of the following conditions precedent prior to or concurrent with, such extension of credit:

(a)	the conditions precedent set forth in Section 12.1 have been fulfilled as well as the applicable conditions set forth in Section 12.3 or 12.4;

(b)

all outstanding Indebtedness of the Borrower under the Existing Credit Agreement shall have been repaid in full or arrangements satisfactory to the Administrative Agent in its sole and absolute discretion, shall have been made for the repayment of such Indebtedness concurrent with the initial drawdown hereunder and all guarantees and security documents executed and delivered in connection therewith shall have been terminated and released;

(c)	the Obligors have duly executed and delivered to the Administrative Agent this Agreement and the Guarantees, each in form and substance satisfactory to the Administrative Agent;

(d)	the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i) a duly certified copy of the articles of incorporation, articles of amalgamation or similar documents and by-laws of each Obligor;

(ii)	a certificate of status or good standing for each Obligor issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated;

(iii)

a duly certified copy of the resolution of the board of directors of each Obligor authorizing it to execute, deliver and perform its obligations under each Credit Documents to which such Obligor is a signatory;

(iv)	a certificate of an officer of each Obligor, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Obligor is a signatory;

(v)

a certificate of a senior officer of the Borrower, in such capacity, certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon the initial extension of credit under the Credit Facility; and

(vi)	requisite information to identify each Obligor under applicable “know your client” legislation;

(e)	the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent and the Lenders:

(i)

an opinion of counsel to each Obligor, addressed to the Credit Parties and their counsel, relating to the status and capacity of such Obligor, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Obligor is a party in the jurisdiction of incorporation of such Obligor and in the Province of Ontario and such other matters as the Lenders may reasonably request; and

(ii)

an opinion of the Administrative Agent’s counsel with respect to the legality, validity and binding nature obligations of each Obligor under, and the enforceability against such Obligor of, the Credit Documents which are governed by the laws of the Province of Ontario, together with such other opinions as may reasonably be required by a Lender for the purpose of satisfying its local law and/or internal credit requirements;

(f)

the Lenders shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(g)

the Borrower shall have paid to (i) The Bank of Nova Scotia and Bank of Montreal, in their respective capacities as co-lead arrangers of the Credit Facility, (ii) the Administrative Agent and (iii) the Lenders all fees and expenses required to be paid pursuant to the Credit Documents on or before the initial extension of credit under the Credit Facility.

12.3                 [Redacted]

12.4                 [Redacted]

12.5                 Waiver

                         The terms and conditions of Sections 12.1, 12.2, 12.3 and 12.4 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Section 12.1 in whole or in part in respect of any other extension of credit.

ARTICLE 13
DEFAULT AND REMEDIES

13.1                 Events of Default

                         Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)	the breach by the Borrower of the provisions of Section 9.1;

(b)	the failure of any Obligor to pay any amount due under the Credit Documents (other than amounts due pursuant to any of Section 9.1) within three Banking Days after the payment is due;

(c)	the breach or failure of due performance by the Borrower of Sections 11.1(n) or (o);

(d)

the commencement by any Obligor or by any other Person of proceedings for the dissolution, liquidation or winding-up of such Obligor or for the suspension of operations of such Obligor (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement or proceedings relating to a Permitted Reorganization);

(e)

if any Obligor ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(f)

if any representation or warranty made by any Obligor in this agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Administrative Agent by any Obligor proves to have been incorrect when made or furnished and continues to be incorrect for thirty days after the Administrative Agent has given the Borrower notice thereof;

(g)

if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Obligor in connection with any judgment against it in an amount of at least $100,000,000 and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;

(h)

the breach or failure of due observance or performance by any Obligor of any covenant or provision of Section 11.2 or any other negative covenant in any Credit Document or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for ten days after the Administrative Agent has given the Borrower notice of such breach or failure;

(i)

the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Credit Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for 30 days after the Administrative Agent has given the Borrower notice of such breach or failure;

(j)

if one or more encumbrancers, liens or landlords take possession of any part of the property of any Obligor or attempt to enforce their security or other remedies against such property (other than at the expiry of the relevant lease) and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $100,000,000;

(k)

if an event of default under any one or more agreements, indentures or instruments, under which any Obligor has outstanding Indebtedness in an amount of at least $100,000,000 or under which another Person has outstanding Indebtedness in an amount of at least $100,000,000 which is guaranteed by any Obligor, shall happen (with all applicable grace periods having expired) and be continuing, or if any Indebtedness of or guaranteed by any Obligor in an amount of at least $100,000,000 which is payable on demand is not paid on demand;

(l)	any Person or group of Persons acting jointly and in concert acquires Control of the Borrower;

(m)

any one or more of the Credit Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of any Obligor which is a party thereto, enforceable by the Administrative Agent, the Lenders or any of them against such Obligor and such Credit Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Credit Document, assuming such Credit Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively cooperates with the Administrative Agent to so replace such Credit Document; or

(n)

the breach or default in the payment or performance by any Obligor of any covenant or provision of a Metal Purchase Contract where such breach or failure results in the relevant Obligor owing the counterparty to such Metal Purchase Contract an amount in excess of $100,000,000;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all indebtedness of the Borrower to the Lenders pursuant to this agreement to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrower (provided, however, that all such indebtedness of the Borrower to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above).

13.2                 Remedies Cumulative

                         The Borrower expressly agrees that the rights and remedies of the Administrative Agent and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default. No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.3                 Set-Off

                         In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default and has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Credit Documents.

ARTICLE 14
THE ADMINISTRATIVE AGENT

14.1                 Appointment and Authorization of Administrative Agent

                         Each Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by such Lender by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Lenders for any action taken or omitted to be taken by it or them thereunder or in connection therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

14.2                 Interest Holders

                         The Administrative Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last notice delivered to it under Section 15.5 as the holder of all of the interests of such Lender under the Credit Documents.

14.3                 Consultation with Counsel

                         The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the Lenders and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4                 Documents

                         The Administrative Agent shall not be under any duty to the Lenders to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Lenders, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5                 Administrative Agent as Lender

                         With respect to those portions of the Credit Facility made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Lender and may exercise the same as though it were not the Administrative Agent. The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower and its Affiliates and Persons doing business with the Borrower and/or any of its Affiliates as if it were not the Administrative Agent and without any obligation to account to the Lenders therefor.

14.6                 Responsibility of Administrative Agent

                         The duties and obligations of the Administrative Agent to the Lenders under the Credit Documents are only those expressly set forth herein. The Administrative Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred. The Administrative Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7                 Action by Administrative Agent

                         The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Lenders by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1 or under the Guarantees or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders. The Administrative Agent shall incur no liability to the Lenders under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders. In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8                 Notice of Events of Default

                         In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

14.9                 Responsibility Disclaimed

                         The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)

to the Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Lender or Lenders of any of its or their obligations under any of the Credit Documents;

(b)	to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, the Borrower of any of its obligations under any of the Credit Documents; or

(c)

to any Lender or Lenders for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.

14.10              Indemnification

                         The Lenders agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) in their respective Pro Rata Shares from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11              Credit Decision

                         Each Lender represents and warrants to the Administrative Agent that:

(a)

in making its decision to enter into this agreement and to make its Pro Rata Share of the Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Borrower and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)	so long as any portion of the Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Borrower.

14.12              Successor Administrative Agent

                         Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as an Event of Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrower and the Lenders. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as an Event of Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Lenders and with the prior written consent of the Borrower (which consent shall not be required for so long as an Event of Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of CDN$250,000,000 and has an office in Toronto. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Lender) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Lender). After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13              Delegation by Administrative Agent

                         The Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14              Waivers and Amendments

(a)

Subject to Sections 14.14(b) - (d) any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)	Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

	(i)	increase the amount of the Credit Facility or the amount of the Individual Commitment of any Lender;

	(ii)	extend the Maturity Date;

(iii)

extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facility whether before or after acceleration;

	(iv)	change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

	(v)	reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;

	(vi)	release any of the Guarantees in whole or in part; or

	(vii)	alter the terms of this Section 14.14.

(c)

The Borrower may at any time that no Default or Event of Default has occurred and is continuing, by written request to the Administrative Agent (each, a “Unanimous Lender Request”), request an amendment or waiver that requires the prior written consent of each Lender pursuant to Section 14.14(b). A copy of the Unanimous Lender Request shall be provided by the Administrative Agent to each of the Lenders in accordance with Section 14.18. Each Lender may in its sole discretion, by written notice to the Administrative Agent (the “Unanimous Lender Response Notice”), within 10 Banking Days of the Administrative Agent’s receipt of the Unanimous Lender Request (the “Unanimous Lender Response Period”), approve or decline the Unanimous Lender Request. If any Lender does not provide a Unanimous Lender Response Notice within the Unanimous Lender Response Period, such Lender shall be deemed to have declined the Unanimous Lender Request. If Lenders with Individual Commitments that in the aggregate are greater than 30% of the aggregate Individual Commitments of all Lenders do not approve the Unanimous Lender Request, the Administrative Agent shall notify the Borrower and the Lenders that the Unanimous Lender Request has been declined;

(d)

if Lenders with Individual Commitments that in the aggregate are equal to or greater than 70% but less than 100% of the aggregate Individual Commitments of all Lenders approve the Unanimous Lender Request within the Unanimous Lender Response Period (the “Approving Lenders”), the following shall apply:

(i)

On or before the second Banking Day after the Unanimous Lender Response Period, the Administrative Agent shall give written notice (the “Acquisition Request Notice”) to the Borrower and each Lender identifying the Approving Lenders and Lender or Lenders that have declined or are deemed to have declined the Unanimous Lender Request (the “Declining Lenders”) and their respective Individual Commitments.

(ii)

Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Credit Documents (all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Administrative Agent (an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (the “Desired Acquisition Amount”). Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice (such deadline being herein called the “Acquisition Deadline”). If only one Approving Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Credit Documents. If more than one Approving Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Credit Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender. On or before the second Banking Day following the Acquisition Deadline, the Administrative Agent shall give to the Borrower and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender. Each of such acquisitions shall be completed on the date which is fifteen days following the Acquisition Deadline in accordance with the procedures set out in Section 16.5(c) . If the Available Amount is not completely acquired by the Approving Lenders, the Borrower may locate other Persons (“Substitute Lenders”) who qualify as Lenders, are satisfactory to the Administrative Agent, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Credit Documents on the date which is fifteen days following the Acquisition Deadline in accordance with the procedures set out in Section 16.5(c) . Any outstanding credit extended by the Declining Lenders to the Borrower under the Credit Facility which is not so acquired by Approving Lenders or Substitute Lenders shall be repaid and the Individual Commitments of the Declining Lenders not so acquired shall be cancelled on the date which is fifteen days following the Acquisition Deadline and the amount of the Credit Facility shall thereupon be reduced by the aggregate of the Individual Commitments so cancelled. The Borrower shall comply with Section 8.4 in connection with any such prepayment. For certainty, upon the acquisition of the Available Amount by the Approving Lenders and/or the Substitute Lenders and, if applicable, repayment of outstanding credit extended by the Declining Lenders to the Borrower under the Credit Facility which is not so acquired, the Unanimous Lender Request shall be deemed to have been consented to by all of the Lenders.

(e)

No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.

(f)

Notwithstanding any other provision hereof, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Individual Commitment of such Lender may not be increased or extended without the consent of such Lender.

14.15              Determination by Administrative Agent Conclusive and Binding

                         Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

14.16              Adjustments among Lenders after Acceleration

(a)

The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof immediately prior to such acceleration, cancellation or termination.

(b)

The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrower under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the respective Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(c)

For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise) on account of any monies owing or payable by the Borrower to it under the Credit Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Credit Parties thereunder.

(d)

The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17              Redistribution of Payment

                         If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18              Distribution of Notices

                         Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders.

14.19              Application of Payments

                         Any and all payments received by the Administrative Agent pursuant to the Guarantees prior to the repayment in full of all credit outstanding under the Credit Facility and the termination of the Individual Commitments of the Lenders hereunder, at any time that an Event of Default shall have occurred and be continuing, shall be applied and distributed, as follows:

(a)

firstly, to the payment of all reasonable costs and expenses incurred by the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder;

(b)	secondly, to the payment of the Obligations (other than those referred to in clause (a)) to the Credit Parties; and

(c)	the balance, if any, to payment to the Obligors or otherwise in accordance with applicable law.

14.20              Entering into Contracts

                         Each Lender hereby irrevocably authorizes the Administrative Agent to enter into the Guarantees as agent for and on behalf of such Lender and Borrower hereby expressly acknowledges the authority of the Administrative Agent to enter into the Guarantees.

14.21              Survival

                         The provisions of this Article (and all other provisions of this agreement which are necessary to give effect to each of the provisions of this Article) shall survive the permanent repayment in full of all credit outstanding under the Credit Facility and the termination of the Individual Commitments of the Lenders hereunder until such time as all of the Obligations of the Borrower have been repaid in full and all of the Individual Commitments of the Credit Parties have been terminated.

ARTICLE 15
MISCELLANEOUS

15.1                Notices

                         All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable addresses or telefacsimile numbers, as the case may be, set out opposite the parties name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was received before 4:00 p.m. (Vancouver time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Vancouver time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

15.2                Severability

                         Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

15.3                Counterparts

                         This agreement may be executed and delivered in one or more original or faxed signed counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

15.4                Successors and Assigns

                         This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

15.5                Assignment

(a)	Except with respect to a Permitted Reorganization, neither the Credit Documents nor the benefit thereof may be assigned by the Obligors.

(b)

A Lender may at any time sell to one or more other persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of the Lender hereunder or any other interest of the Lender hereunder. In the event of any such sale by a Lender of a participating interest to a Participant, the Lender’s obligations under this agreement to the Borrower shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to the Lender in connection with the Lender’s rights under this agreement. The Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the Lender under this agreement. The Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder; provided, that no Participant shall be entitled to receive any greater amount pursuant to such Article than the Lender with the relevant Individual Commitment at the date hereof would have been entitled to receive in respect of the amount of the participation transferred by the Lender to such Participant had no such transfer occurred.

(c)

With the prior written consent of (i) the Borrower (which consent shall not be required (x) if such sale is to one or more other Lenders or to an Affiliate of any Lender and such assignment would not impose at the time of the assignment on the Borrower any liability under Section 8.2 or 8.6 or (y) in circumstances where an Event of Default has occurred and is continuing) and (ii) the Administrative Agent, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents (but not less than the lesser of (x) $5,000,000 and (y) the entirety of its Individual Commitment) to one or more Persons (“Purchasing Lenders”), provided that such consent is not required in the case of the sale by a Schedule II Lender to its Affiliate that is listed in Schedule III to the Bank Act (Canada). Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased; provided, however, no Lender that is a Defaulting Lender shall be released from any obligation in respect of damages arising in connection with it being or becoming a Defaulting Lender. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to a specific Individual Commitment and a specific address and telefacsimile number for the purpose of notices as provided in Section 15.1, unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to the Administrative Agent and the Borrower. Upon any such assignment becoming effective, (i) Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender and (ii) the cover page to this agreement shall be deemed to be amended (and counsel to the Administrative Agent is hereby authorized to make any such amendments to the extent requested by the Administrative Agent) to include a reference thereon to the Purchasing Lender as a Lender and, if applicable, any title awarded to such Purchasing Lender (for the avoidance of doubt, any such title being awarded strictly in accordance with the terms of the Commitment Letter).

(d)

The Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Borrower which has been delivered to them by or on behalf of the Borrower pursuant to this agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Obligors prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law.

15.6                Entire Agreement

                       This agreement and the agreements referred to herein and delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

15.7                Further Assurances

                       The Borrower shall from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto.

15.8                Judgment Currency

(a)

If, for the purpose of obtaining or enforcing judgment against any Obligor in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 15.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 15.8 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)

the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)

the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.8(a)(ii) being hereinafter in this Section 15.8 referred to as the “Judgment Conversion Date”).

(b)

If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)

Any amount due from the Borrower under the provisions of Section 15.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)

The term “rate of exchange” in this Section 15.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

15.9                Waiver re: Existing Credit Agreement

                         Each Lender who is also a lender under the Existing Credit Agreement hereby waives the requirement, in connection with any permanent reduction of the Credit Facilities (for the purposes of this Section 15.9 only, as defined in the Existing Credit Agreement) pursuant to Section 2.3 thereof, of five Banking Days’ notice for any such permanent reduction.

15.10              Anti-Money Laundering Legislation

(a)

The Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti- money laundering, anti-terrorist financing, government sanction and "know your client" applicable laws, whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Borrower and its Subsidiaries and their directors, authorized signing officers, direct or indirect shareholders or unitholders or other Persons in control of the Borrower and/or any such Subsidiary, and the transactions contemplated hereby. The Borrower shall promptly:

(i)

provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assignee of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence; and

	(ii)	if requested from time to time, notify the recipient of any such information of any changes thereto.

(b)

If, upon the written request of any Lender, the Administrative Agent has ascertained the identity of the Borrower or any of its Subsidiaries or any authorized signatories of the Borrower or any of its Subsidiaries for the purposes of applicable AML Legislation on such Lender's behalf, then the Administrative Agent:

(i)

shall be deemed to have done so as an agent for such Lender, and this agreement shall constitute a "written agreement" in such regard between such Lender and the Administrative Agent within the meaning of applicable AML Legislation; and

(ii)	shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the foregoing, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of the Borrower or any of its Subsidiaries or any authorized signatories of the Borrower or any of its Subsidiaries, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any of its Subsidiaries or any such authorized signatory in doing so.

15.11                Anti-Corruption

                          The Borrower hereby confirms to the Administrative Agent and the Lenders that the Borrower and the Obligors have instituted and maintain, and will continue to maintain, policies and procedures designed to promote and achieve compliance with applicable laws prohibiting or restricting the offering, promising, payment or giving of money or value to influence official action, to improperly obtain or retain business or otherwise to secure any improper advantage.

15.12               No Fiduciary Duty

                        Each Lender and its Affiliates (collectively, solely for purposes of this Section 15.12, the “Banks”), may have economic interests that conflict with those of the Borrower, its shareholders and/or their Affiliates. The Borrower acknowledges and agrees that (i) the transactions contemplated by the Credit Documents (including the exercise of rights and remedies hereunder and thereunder) (the “Credit Document Transactions”) are arm’s-length commercial transactions between the Lenders, on the one hand, and the Borrower, on the other, and (ii) in connection with the Credit Document Transactions and with the process leading thereto, (x) no Bank has assumed an advisory or fiduciary responsibility in favor of the Borrower, its shareholders or its Affiliates with respect to the Credit Document Transactions or the process leading thereto (irrespective of whether any Bank has advised, is currently advising or will advise the Borrower, its shareholders or its Affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Credit Documents and (y) each Lender is acting solely as principal and not as the agent or fiduciary of the Borrower, its management, shareholders, creditors or any other Person in respect of the Credit Document Transactions except as otherwise expressly set forth in the Credit Documents. The Borrower acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to the Credit Document Transactions and the process leading thereto. The Borrower agrees that it will not claim that any Bank has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with the Credit Document Transactions or the process leading thereto except as otherwise expressly set forth in the Credit Documents.

15.13                Confidentiality

                          In connection with the Credit Facility and their respective obligations hereunder, each of the Obligors will be furnishing to the Credit Parties certain confidential information, including financial information relating to Obligors (any such confidential information and any other materials, documents, and information that the Obligors may furnish in connection with this agreement and their respective obligations hereunder, together with any analysis, compilations, studies or other documents prepared by any of the Credit Parties or their Representatives that contain or otherwise reflect such information or your review thereof, are collectively called the “Confidential Information”). Notwithstanding the foregoing, the term “Confidential Information” does not include information that (a) is or becomes available to the public other than as a result of a breach of the terms of this agreement; (b) was or becomes available to the Credit Parties or their Representatives on a non-confidential basis from a source other than the Obligors or any other Credit Party provided such source was not known by the recipient Credit Party or its Representatives to be prohibited from making such disclosure; or (c) was independently developed by or for the Credit Party without use of or reference to the Confidential Information.

                          Each Credit Party hereby agrees that neither it nor its Representatives will disclose to, or discuss with, any person, any of the Confidential Information, except that you may, in connection with the ongoing evaluation and participation in the Credit Facility, disclose the Confidential Information to your Representatives who have a need to know of such information and who are aware of the confidential nature of such information and you may disclose the foregoing to any Person if you have received the prior written consent of the Borrower or as is otherwise required by applicable law or regulation. In the event that any Credit Party or their Representatives become legally compelled to disclose any of the Confidential Information, such Credit Party will, to the extent permitted by applicable law or regulation, provide the Borrower with prompt notice so that it may seek a protective order or other appropriate remedy. In the event that such a protective order or remedy is not obtained, the Credit Party or, as applicable, its Representatives shall only disclose such Confidential Information as advised by its counsel as being required or necessary by law and in a manner reasonably designed to preserve, to the greatest extent possible, such informations confidential nature. Notwithstanding the foregoing, a Credit Party and its Representatives may disclose the Confidential Information to any regulatory or self-regulatory agency (including any bank regulatory authorities) having jurisdiction over the Credit Party or its Representatives in the course of routine reviews or audits for reasons consistent with the performance of such agency’s or regulatory body’s duties. Each Credit Party hereby agrees that, in the event of any breach by it or any of its Representatives of this Section 15.13, the Obligors will be entitled to seek equitable relief (including injunction and specific performance) in addition to all other remedies available at law or in equity and that the Credit Party shall be liable for any breach by its Representatives of the terms of this Section 15.13.

15.14               WAIVER OF JURY TRIAL

                          EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER CREDIT DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

[The remainder of this page is intentionally left blank.]

                         IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Silver Wheaton Corp.		SILVER WHEATON CORP.
Waterfront Centre
Suite 3150 - 666 Burrard Street
Vancouver, British Columbia		By: (signed) “Gary D. Brown”
V6C 2X8		Name: Gary D. Brown
Title: Senior Vice President and Chief Financial Officer
Attention:	Chief Financial Officer and Corporate Treasurer
Telefax:	(604) 696-3001
By: (signed) “Curt D. Bernardi”
Name: Curt D. Bernardi
Title: Senior Vice President, Legal and Corporate Secretary

The Bank of Nova Scotia		THE BANK OF NOVA SCOTIA, as Administrative Agent
Corporate Banking - Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario		By: (signed) “ Alastair Borthwick”
M5W 2X6		Name: Alastair Borthwick
Title: Managing Director
Attention:	Managing Director
Telefax:	(416) 866-2009
By: (signed) “Alyssa Senwasane”
Name: Alyssa Senwasane
Title: Associate

The Bank of Nova Scotia		THE BANK OF NOVA SCOTIA, as Lender
Corporate Banking
650 West Georgia Street, 18th Floor
Vancouver BC V6B 4N7		By: (signed) “Kurt Foellmer”
Name: Kurt Foellmer
Attention:	Director	Title: Director
Telefax:	(604) 661-1474

By: (signed) “Alexander Mihailovich”
Name: Alexander Mihailovich
Title: Associate Director

Bank of Montreal		BANK OF MONTREAL, as Lender
Loan Products Group
885 West Georgia Street
Suite 1700		By: (signed) “Jerry Kaye”
Vancouver, BC V6C 3E8		Name: Jerry Kaye
Title: Director
Attention:	Jerry Kaye, Director
Telefax:	(604) 443-1436

Canadian Imperial Bank of Commerce		CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
BCE Place, P.O. Box 500
161 Bay Street, 8th Floor
Toronto, ON M5J 2S8		By: (signed) “Scott Curtis”
Name: Scott Curtis
Attention:	Peter Rawlins	Title:
Telefax:	(416) 594-8347

By: (signed) “Peter E. Dietrich”
Name: Peter E. Dietrich
Title: Executive Director

Royal Bank of Canada		ROYAL BANK OF CANADA, as Lender
4th Floor, South Tower
Royal Bank Plaza
200 Bay Street		By: (signed) “Stam Fountoulakis”
Toronto, ON M5J 2W7		Name: Stam Fountoulakis
Title: Authorized Signatory
Attention:	Stam Fountoulakis, Managing Director
Telefax:	(416) 842-5320
Email:	stam.fountoulakis@rbccm.com	By: ___________________________________________________
Name:
Title:

The Toronto-Dominion Bank		THE TORONTO-DOMINION BANK, as Lender
700 West Georgia St., Suite 1700
Vancouver, B.C.
V7Y 1B6		By: (signed) “Frazer Scott”
Name: Frazer Scott
Attention:	Frazer Scott	Title: Managing Director
Telefax	(604) 654-3166
Email:	frazer.scott@tdsecurities.com
By: (signed) “Ben Montgomery”
Name: Ben Montgomery
Title: Vice President & Director

Bank of Tokyo Mitsubishi UFJ (Canada)		BANK OF TOKYO MITSUBISHI UFJ (CANADA) , as Lender
950-666 Burrard Street
Vancouver, BC, Canada
V6C 3L1		By: (signed) “Davis J. Stewart ”
Davis J. Stewart
Attention:	Director, Portfolio Management	Executive Vice President and General Manager
Telefax:	(604) 691-7311

By: ___________________________________________________
Name:
Title:

Export Development Canada		EXPORT DEVELOPMENT CANADA, as Lender
150 Slater Street
Ottawa, ON K1A 1K3
By: (signed) “David Guy”
Attention:	Senior Loans Services Manager	Name: David Guy
Telefax:	(613) 598-2514	Title: Vice President, CABL

By: (signed) “Blake Curtis”
Name: Blake Curtis
Title: Senior Associate

HSBC Bank Canada		HSBC BANK CANADA, as Lender
Global Banking
70 York Street, 4th Floor
Toronto, ON M5J 1S9		By: (signed) “Casey Coates”
Name: Casey Coates
Attention:	Vice President	Title:
Telefax:	(416) 868-3817

By: (signed) “Jim Mahaffy”
Name: Jim Mahaffy
Title: Authorized Signatory

Mizuho Corporate Bank, Ltd.		MIZUHO CORPORATE BANK, LTD., as Lender
305 - South Tower, 5811 Cooney Road
Richmond, B.C. V6X 3M1
By: (signed) “Rob MacKinnon”
Attention:	Senior Vice President	Name: Rob MacKinnon
Telefax:	(604) 231-3726	Title: Senior Vice President, Canada Branch

By: ___________________________________________________
Name:
Title:

Credit Suisse AG, Toronto Branch		CREDIT SUISSE AG, TORONTO BRANCH, as Lender
One First Canadian Place
Suite 2900, P.O. Box 301
Toronto, Ontario		By: (signed) “Alain Daoust”
M5X 1C9		Name: Alain Daoust
Title: Director
Attention:	Loan Operations
Telefax:	(416) 352-4688
By: (signed) “Chris Gage”
Name: Chris Gage
Title: Chief Financial Officer

MIHI LLC		MIHI LLC, as Lender
125 West 55th Street
New York, NY 10019
By: (signed) “T. Morgan Edwards II”
Attention:	Arvind Admal-Tel No. 212-231-2099 or	Name: T. Morgan Edwards II
	David Anekstein-Tel No. 212-231-6187	Title: Authorized Signatory
Email:	loan.admin@macquarie.com
Fax No:	212-231-0629
By: (signed) “Andrew Underwood”
Name: Andrew Underwood
Title: Authorized Signatory

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
The Bank of Nova Scotia	$355,000,000
Bank of Montreal	$355,000,000
Canadian Imperial Bank of Commerce	$165,000,000
Royal Bank of Canada	$165,000,000
Export Development Canada	$112,500,000
The Toronto-Dominion Bank	$112,500,000
Bank of Tokyo-Mitsubishi UFJ (Canada)	$50,000,000
Mizuho Corporate Bank., Ltd.	$50,000,000
Credit Suisse AG, Toronto Branch	$45,000,000
HSBC Bank Canada	$45,000,000
MIHI LLC	$45,000,000

SCHEDULE B
COMPLIANCE CERTIFICATE

TO:	THE BANK OF NOVA SCOTIA, as Administrative Agent

I, ____________________, the [senior financial officer] of Silver Wheaton Corp., hereby certify that:

1.

I am the duly appointed [senior financial officer] of Silver Wheaton Corp., the Borrower named in the credit agreement dated as of February 28, 2013, (as amended, modified or supplemented from time to time, the “Credit Agreement”) between Silver Wheaton Corp., the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of Silver Wheaton Corp. pursuant to the Credit Agreement.

2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.	To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending _______________________, the amounts and financial ratios as contained in Sections 11.1(n) and (o)of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

		Actual Amount	Required Amount
(a)	Leverage Ratio	$______	<*> to 1[1]
(b)	Tangible Net Worth	$______	<*>[2]

The attached calculation worksheet as at the relevant period ending ________accurately sets out the information therein contained.

4.	As at the last day of the Fiscal Quarter ending <*>, <*>, the Subsidiaries of the Borrower are as follows:

SW Caymans                SW Luxembourg

5.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

_________________________________________________
1 See Section 11.1(n) .
2 See Section 11.1(o) .

                    DATED this _______day of _____________, 20____.

__________________________________________________________
(Signature)

__________________________________________________________
(Name - please print)

__________________________________________________________
(Title of Senior Financial Officer)

CALCULATION WORKSHEET

Leverage Ratio

Total Indebtedness:	$ _____________________________(B)

Cash:	_____________________________(C)

Net Indebtedness (B-C):	$ _____________________________(D)

Rolling EBITDA:	$ _____________________________(E)

Leverage Ratio (Actual):	$ _____________________________(D:E)

Leverage Ratio (Max. Permitted):	<*>:1

Compliance [Yes]/[No]

Tangible Net Worth

80% of Tangible Net Worth as at February 28, 2013:	$ _____________________________(J)

Aggregate Net Income thereafter divided by two:	$ _____________________________(K)

Tangible Net Worth:	$ _____________________________(J+K)

SCHEDULE C
FORM OF ASSIGNMENT

Dated __________, 20___

Reference is made to the credit agreement dated as of February 28, 2013 (as amended, modified or supplemented to the date hereof, the “Credit Agreement”), between Silver Wheaton Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”), as amended to the date hereof. Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the “Assignor”) and _________________(the “Assignee”) agree as follows:

(a)

The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents).

(b)

The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment is $ ___________(without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is $___________(without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the Obligors or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrower of the assignment to the Assignee hereunder.

(c)

The effective date of this Assignment (the “Effective Date”) shall be the later of ___________and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Administrative Agent in accordance with Section 15.5(c) of the Credit Agreement.

(d)

The Assignee hereby agrees to the specific Individual Commitment of $___________and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.1 of the Credit Agreement.

(e)

As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f)	The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]

By:  ________________________________________________
        Title:

[ASSIGNEE]

By:  ________________________________________________
        Title:

Address

____________________________________________________

____________________________________________________

____________________________________________________

Attention: ___________________________________________
Telefax:      ___________________________________________

Acknowledged and agreed to as of this _________day of _____________, 20_____.

THE BANK OF NOVA SCOTIA, as
Administrative Agent

By:  ________________________________________________
        Name:
        Title:

By:  ________________________________________________
        Name:
        Title:

Acknowledged and agreed to as of this _________day of _____________, 20_____.

3SILVER WHEATON CORP.

By:  ________________________________________________
        Name:
        Title:

_______________________________________
3 If required. See Section 15.5(c)

SCHEDULE D
FORM OF DRAWDOWN NOTICE

TO:	The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Attention: Senior Manager
Facsimile: (416) 866-5991

With a copy to:

Corporate Banking - Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6
Attention: Managing Director
Facsimile: (416) 866-3329

RE:

Credit Agreement dated as of February 28, 2013, as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Silver Wheaton Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

                    Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on [date of drawdown] as follows:

Purpose: Financing of [Redacted]

Availment Option: _____________________________________

Amount: $___________________________________

If LIBOR Loan, Interest Period: __________________________

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to _______________ and this shall be your good and sufficient authority for so doing.]

                    All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement. No Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

                    DATED the ______day of _______________, 20___.

SILVER WHEATON CORP.

By:  _______________________________________________
        Name:
        Title:

SCHEDULE E
FORM OF ROLLOVER NOTICE

TO:	The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Attention: Senior Manager
Facsimile: (416) 866-5991

With a copy to:

Corporate Banking - Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6
Attention: Managing Director
Facsimile: (416) 866-3329

RE:

Credit Agreement dated as of February 28, 2013, as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Silver Wheaton Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

                    Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the Credit Facility on [date of rollover] as follows:

LIBOR Loans

Maturity Date of Maturing LIBOR Loan	_____________________

Principal Amount of Maturing LIBOR Loan	$_____________________

Portion Thereof to be Replaced	$_____________________

Interest Period of New LIBOR Loan	___________months

                    All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement. No Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

                    DATED the _________day of ________________, 20____.

SILVER WHEATON CORP.

By:   ____________________________________________
        Name:
        Title:

SCHEDULE F
FORM OF CONVERSION NOTICE

TO:	The Bank of Nova Scotia, as Agent

WBO - Loan Administration and Agency Services
3rd Floor, 720 King Street
Toronto, Ontario M5V 2T3
Attention: Senior Manager
Facsimile: (416) 866-5991

With a copy to:

Corporate Banking - Loan Syndications
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6
Attention: Managing Director
Facsimile: (416) 866-3329

RE:	Credit Agreement dated as of February 28, 2013, as amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) between Silver Wheaton Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders

                    Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the Credit Facility on [date of conversion] as follows:

[Choose as appropriate]

Converting From	Converting Into

LIBOR Loans
Principal $_____________
Amount of
New LIBOR Loan
Interest ____ months
Period of
New LIBOR Loan

LIBOR Loans

Maturity Date of ____________
Maturing LIBOR Loan
Principal Amount of $_____________
Maturing LIBOR Loan
Portion Thereof to    $_____________
be converted

Base Rate Canada Loans		Base Rate Canada Loan
Principal Amount	$ _____________	Principal	$ _____________
of Base Rate		Amount of
Canada Loan		New Base Rate
to be converted		Canada Loan
Portion Thereof	$ _____________
to be converted

                    All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement. No Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

                    DATED the _________day of ________________, 20____.

SILVER WHEATON CORP.

By:  ______________________________________________________
        Name:
        Title:

SCHEDULE G
CORPORATE STRUCTURE

SCHEDULE H
APPLICABLE RATES

Level	Leverage Ratio	LIBOR Loan interest rate margin	Base Rate Canada Loan interest rate margin	Standby Fee
1	< 1.00x	1.200% per annum	0.200% per annum	0.240% per annum
2	< 2.00x	1.450% per annum	0.450% per annum	0.290% per annum
3	< 3.00x	1.700% per annum	0.700% per annum	0.340% per annum
4	≥ 3.00x	2.200% per annum	1.200% per annum	0.440% per annum

SCHEDULE I
GUARANTEES

1.	Guarantee dated as of February 28, 2013 by SW Caymans in favour of the Administrative Agent.

2.	Guarantee dated as of February 28, 2013 by SW Luxembourg in favour of the Administrative Agent.

SCHEDULE J
REPLACEMENT LENDER AGREEMENT

                    Reference is made to the credit agreement dated as of February 28, 2013 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the “Credit Agreement”) between Silver Wheaton Corp., as borrower, the Lenders named therein and The Bank of Nova Scotia, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

                    Pursuant to Section 8.3(d) of the Credit Agreement, the Borrower wishes to designate the Replacement Lender defined below as a Lender under the Credit Agreement.

                    NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrower, the Lenders, the Administrative Agent and <*> (the “Replacement Lender”), hereby agree as follows:

1.

The Credit Agreement shall, henceforth from the date of the execution and delivery of this Replacement Lender Agreement but subject always to Section 8.3(f) and (g) of the Credit Agreement, be read and construed as if the Replacement Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment set out in paragraph 2 below. Accordingly all references in any Credit Documents to (a) any “Lender” shall be treated as including a reference to the Replacement Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Replacement Lender Agreement to the intent that this Replacement Lender Agreement and the Credit Agreement shall be read and construed together as one single agreement.

2.	The Individual Commitment with respect to the Credit Facility of the Replacement Lender shall be $<*> and Schedule A of the Credit Agreement shall be deemed to be amended accordingly.

3.	The Replacement Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

4.

The Replacement Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Replacement Lender each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

5.

This Replacement Lender Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Transmission of an executed signature page of this Replacement Lender Agreement by facsimile transmission or by e-mail in pdf format shall be effected as delivery if a manually executed counterpart hereof.

6.	This Replacement Lender Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

                    IN WITNESS WHEREOF, the parties hereto have caused this Replacement Lender Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the _____________ day of ___________________________, ______.

SILVER WHEATON CORP., as	<*>, as Replacement Lender
Borrower

By: __________________________________________	By: __________________________________________
Name:	Name:
Title:	Title:

By: __________________________________________	By: __________________________________________
Name:	Name:
Title:	Title:

THE BANK OF NOVA SCOTIA, as
Administrative Agent

By: __________________________________________
Name:
Title:

By: __________________________________________
Name:
Title: